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06010083

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Herald Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

**NEW ADDRESS

JAN 10 2006

THOMSON FINANCIAL

FILE NO. 82- 4295 FISCAL YEAR 6-30-05

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 1/5/06

ABN 15 008 672 071

HERALD RESOURCES LTD ANNUAL REPORT 2005

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DIRECTORS

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M P Wright BBus
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COMPANY SECRETARY

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EXECUTIVES

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SHARE REGISTRY

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AUSTRALIAN BUSINESS NUMBER

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BANKERS

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AUDITORS

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SOLICITORS

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www.herald.net.au
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CONTENTS

DEAR SHAREHOLDER

The highlight of the year has been the completion of the Dairi Feasibility Study (DFS), which in turn was followed by the mandating of a syndicate of leading banks (headed by Macquarie Bank) to raise finance for the development of this project.

Concurrently with this, the Company is also seeking Departmental approvals in Indonesia in order to allow construction to begin. It is envisaged when in full production we will be able to produce 220,000 tpa of high grade zinc concentrate and 100,000 tpa of lead concentrate.

Interest has been shown by smelters and traders to acquire our product, as we hope to be in production by 2007 when demand is still predicted to be very high.





Considerable exploration success has also been achieved at other prospects away from the Anjing Hitam orebody on which the DFS was based. In particular the nearby Lae Jehe prospect has indicated excellent grades at depth and is shaping up to be the resource most likely to be mined after Anjing Hitam. Drilling continues to confirm this assumption.

At Sinar Pagi, 20km north of Anjng Hitam, large gossan zones are being intersected in drill holes, which we hope will lead to a sulphide deposit at depth on which a new and separate mine may be possible.

It is with some sadness that we have severed all links with the Coolgardie region following the recent sale of the Company's interest. We have produced gold from this area almost continuously since 1990, which in turn has supplied cashflow for the company. We wish the new owners success.

We have also departed from the Sandstone region, where our first gold mines were developed at Montague and Sandstone. We are delighted to hear that our original treatment plant, significantly upgraded, is still producing gold for Troy Resources in this region.

The company formed to explore our Australian projects, Jaguar Minerals Ltd, and in which we still retain a 59% interest, is enjoying some exploration success and we look forward to an exciting year ahead for them.

We have made a senior appointment to the Company staff in Craig Pickett, who has taken the reins for the Dairi project development. As things progress, he will build a team to give him the support needed for a project of this magnitude. All we need is the finance and formal approvals to proceed.

I would like to thank all staff and employees for their contributions to the year, particularly to Terry Middleton for his dedication and work towards the DFS, and Dairi site manager Ian Bruce and his team in Indonesia.

Our two contract consultants have been of great value during the year, Dr Rozik in Indonesia and Max Brunsdon in Australia. Dr Rozik, an ex Director General of the Department of Energy and Minerals has helped with procedural matters in Indonesia, and Max Brunsdon in advising on marketing and smelter introduction.

We congratulate our Indonesian Commissioner of the Dairi joint venture company, Kuntoro Mangkusubroto, for his recent appointment to head the $7 billion Tsunami Reconstruction Fund (BRR) in Indonesia. Although he will obviously dedicate the majority of his time to that major position, he still finds time to attend our meetings and advise on our Indonesian matters as they occur.

The reported loss of the Herald Group for the year was $1M. However, this figure was impacted by a one-off non-cash charge of $4M from writing off the cost of investments in the now dismantled Canadian company structure through which we originally acquired the valuable Dairi Project. Operationally, the year was quite good, with profits both from Coolgardie and its eventual sale leaving the Company in a sound financial position at year end.

I invite you all to attend our Annual General Meeting, which will be held at 11 am on 30 November 2005.

TERRY ALLEN
Chairman/CEO



THE YEAR IN OVERVIEW

- DAIRI FEASIBILITY STUDY COMPLETED AND UPDATED, SHOWING NET CASH FLOWS OF US$202M AND INTERNAL RATE OF RETURN OF 25%
- MACQUARIE BANK SYNDICATE MANDATED TO FUND DEVELOPMENT OF PROJECT
- EXPLORATION SUCCESS CONTINUES AT DAIRI PROSPECTS LAE JEHE, SINAR PAGI AND BASUKI
- SALE OF COOLGARDIE GOLD PROJECT AND SHARE PLACEMENT BOOST WORKING CAPITAL
- JAGUAR MINERALS LTD FLOATED WITH HERALD RETAINING A 59% INTEREST

RESOURCES AND RESERVES
(as at 30 June 2005)

DAIRI ZINC/LEAD PROJECT
RESOURCES (Inclusive of Reserves)

Project / Prospect	Category	June 2005			June 2004		
		Tonnes (000's)	Grade (% Zn)	Grade (% Pb)	Tonnes (000's)	Grade (% Zn)	Grade (% Pb)
Dairi (Herald 80%, PT Antam 20%) ***Underground***							
Anjing Hitam	Measured	5,400	16.5	10.2	5,400	16.5	10.2
	Indicated	2,300	14.7	8.7	2,300	14.7	8.7
	Inferred	300	10.3	5.4	300	10.3	5.4
	Sub-Total	**8,000**	**15.8**	**9.6**	**8,000**	**15.8**	**9.6**
Basecamp	Measured						
	Indicated						
	Inferred	800	7.2	4.3	800	7.2	4.3
	Sub-Total	**800**	**7.2**	**4.3**	**800**	**7.2**	**4.3**
Lae Jehe	Measured						
	Indicated						
	Inferred	8,200	7.7	4.1	8,200	7.7	4.1
	Sub-Total	**8,200**	**7.7**	**4.1**	**8,200**	**7.7**	**4.1**
Total	**Measured**	**5,400**	**16.5**	**10.2**	**5,400**	**16.5**	**10.2**
	Indicated	**2,300**	**14.7**	**8.7**	**2,300**	**14.7**	**8.7**
	Inferred	**9,300**	**7.7**	**4.2**	**9,300**	**7.7**	**4.2**
Total Dairi Resources	**Sub-Total**	**17,000**	**11.5**	**6.7**	**17,000**	**11.5**	**6.7**
		Total Estimated Contained Zinc 1.96M t Lead 1.14Mt			**Total Estimated Contained Zinc 1.96Mt Lead 1.14Mt**		

DAIRI ZINC/LEAD PROJECT
RESERVES

Project / Prospect	Category	June 2005			June 2003*		
		Tonnes (000's)	Grade (% Zn)	Grade (% Pb)	Tonnes (000's)	Grade (% Zn)	Grade (% Pb)
Dairi (Herald 80%, PT Antam 20%) ***Underground***							
Anjing Hitam	Proved	5,100	15.2	9.3			
	Probable	1,500	12.5	7.3	6,320	16.0	9.9
	Sub-Total	**6,600**	**14.6**	**8.8**	**6,320**	**16.0**	**9.9**
				Total Estimated Contained Zinc 0.97Mt Lead 0.58Mt			**Total Estimated Contained Zinc 1.01Mt Lead 0.63Mt**

* The Anjing Hitam Ore Reserves estimate was not available in 2004.

MONTAGUE GOLD PROJECT
RESOURCES

Project/Prospect	Category	June 2005			June 2004		
		Tonnes (000's)	Grade (g/t Au)	Gold (Ounces 000's)	Tonnes (000's)	Grade (g/t Au)	Gold (Ounces 000's)
Montague (Herald 15%) ***Underground*** Whistler							
	Measured						
	Indicated						
	Inferred	106	5.7	20	106	5.7	20
Total Montague Resources		**106**	**5.7**	**20**	**106**	**5.7**	**20**

For "Notes to Reserve and Resource Calculations" see page 22.

DAIRI ZINC/LEAD PROJECT

PROJECT INTERESTS:
Herald 80%
PT Antam 20%

OVERVIEW

The Dairi Project is held under a Generation 7 Contract of Work (COW), mostly within the Dairi Regency, North Sumatra. The COW, which has an area of 27,420ha, is presently in the second year of the Feasibility Study Period, pending progression to Construction Period. The Dairi Feasibility Study (DFS), based on a one million tonne per year mining and flotation concentration of ore from the Anjing Hitam deposit, was completed in February but several major amendments – mainly in the transportation sector – have resulted in changes to the original with the revised version completed in August, 2005.

The minesite Environmental Impact Studies (AMDAL) were completed in March, 2005 and submitted to the governing committee which queried several aspects. The committee is currently reviewing the revisions before submitting to the Dairi Regent for ratification. A separate AMDAL is being prepared for the modified transportation scheme.

The DFS has been presented to the Dept of Energy and Mineral Resources and their determination is awaited. Meantime, requests for expressions of interest were called for from smelter and metal trading houses to provide subordinated loan funding in return for concentrate offtake contracts. The senior loan funding facility was tendered to several banking syndicates, with the one headed by Macquarie Bank being mandated.

Exploration activity outside of Anjing Hitam was concentrated at the Lae Jehe deposit (also in the Sopokomil Dome structure), with significant success. Activity at the Sinar Pagi / Lae Maromas prospect and the Bululaga historical lead-silver-zinc locality also provided initial encouragement.

FEASIBILITY STUDY

Following positive results from a Prefeasibility Study in 2002-2003, a fullscale Feasibility Study was conducted between September 2003 – February 2005. Subsequent events have led to the amendment of certain aspects and revision of the costing basis which follows in the Financial Analysis section.

The Feasibility Study has been solely based on the Anjing Hitam Deposit – recognising that if a viable operation can be established on this resource then the other emerging prospects, which have not been drilled in any detail to date, will be able to be gradually explored and, hopefully, be elevated to reserve status with the plant and infrastructure having been amortised in the meantime.


SUMATRA



PORT OF BELEWAN
Belawan
98°00' E
98°30' E
99°00' E
99°30' E
3°30' N
3°00' N
2°30' N
N
SELAT MALAKA
Sampangetek
MEDAN
Binjai
Kota Pari
Batangkus
Lubuk Pekam
Parbuangan
Sialangbuah
Tanjung Marowa
Kutacane
Bohorok
Tanjung Langkat
Pancurbatu
Sungairampah
Tanjungberingin
Bandarkhalipah
Pangkalandodek
PORT OF
KUALA TANJUN
BERESTAGI
Bangunpurba
Rantaulehan
Lawe Sigala-gala timur
Sibolangit
Bekancan
Kotarih
Martebing
Tebing Tinggi
Indrapura
Pebatu
PROPINSI
SUMATERA UTARA
Asahan
G. Sinabung
Berastagi
Dolokmerawan
Limapuluh
Labuhanru
Perdagangan
Laubaleng
Tigabinanga
Kabanjahe
Serbelawan
Sungeih
Saran Padang
SIANTAR
Sondi
Pematangsiantar
Merek
Saribudolok
Perongil
G. Sibuatan
Pematangtanah J
Gelombang
Sopokomil 1
Sopokomil 2
Tigabalata
Tigadolok
Silalahi
DANAU TOBA
PROPINSI
NANGROE ACEH
DARUSSALAM
Sidikalang
Mandoge
ANJING
HITAM
Rundeng
Subulussalam
Tomok
Prapat
SINGKIL
Pangururan
Lumbanjulu
Salak
Tete
Aek Kano
Butar
Mogang
Porsea
Lipat Kajang
G. Pinapan
Parlilitan
Bakara
Laguboti
Balige
Parsoburan
Singkil Baru
Doloksanggul
SINGKIL PORT
PULAU TELAGA
PORTSITE
Siborongborong
Onanganjang
Parmonangan
Sipahutar
Barus
Tarutung
Pangaribuan
Garoga

The main activities and development proposals resulting from the Feasibility Study are as follows:

1. DIAMOND DRILLING

The total drilling in the Anjing Hitam resource area is 24,965m in 110 holes. This has been largely in a 50 x 50m nominal pattern with some denser drilling where required.

2. RESOURCE & RESERVE ESTIMATION

Independent consultant geologists CSA Australia Pty Ltd and Resource Evaluations Pty Ltd have carried out site investigations and jointly produced the geological model and carried out the resource evaluations based on the interpreted Main Mineral Horizon (MMH) for the main part, with minor material from the discontinuous Upper Mineral Horizon (UMH). The resources are tabulated on page 4.

The resource modelling has been carried out using mineralised envelopes developed using 5% Zn equivalent cutoff where Zn equiv = Zn assay + 0.8 x Pb assay (the MMH massive sulphide contacts are usually sharp with little internal waste). The block model has been constructed with block size of 20m N-S, 10m E-W, 2m vertical and sub-cells of 5m x 2.5m x 0.5m and ordinary kriging used for grade interpolation. Specific gravity determinations have been made for most assay intervals while the others are assigned SG according to mineral type.

Whereas some oxide mineralisation has been drilled at the northern extremity of the deposit, only sulphide intercepts are considered in the resource estimation.

Combined total resources at Anjing Hitam: 8.0 Mt @ 15.8% Zn, 9.6% Pb

Following design of the mining scheme to maximise recovery, and application of a nominal 10% Zn equivalent cut off for mining, the ore reserve as estimated by AMC Consultants Pty Ltd is:

Proved and Probable reserves: 6.6 Mt @ 14.6% Zn, 8.8% Pb

This figure was ratified after completion of the Feasibility Study and includes dilution averaging about 10% and overall mining recovery of 84%. Significant sections have been sterilised in allowing for hanging wall geotechnical considerations and depth restrictions beneath creeks and general surface. These will be reviewed once underground access is gained. Both figures above are considered to have been reported in accordance with the 2004 JORC Code.

3. SITE GEOTECHNICAL STUDIES

Knight Piesold have conducted extensive foundation drilling and pitting for mine portal, concentrator, infrastructure and tailings dam (TSF). Water balances have been estimated, and road and TSF design and operating criteria have been reported on. Most of the tailings will be returned underground as paste fill.

4. MINING STUDIES

AMC Consultants Pty Ltd have carried out a detailed study of the geotechnical characteristics of the deposit in designing a mechanised mining scheme to extract ore at a rate of 1 million tonnes per year, with extensive use of cable bolting to ensure safety.

Access is by twin declines, mostly sunk in the more competent, massive Jehe carbonate member, to service the upper and lower sections of the deposit, and provide sufficient ventilation, with development by crosscuts to a system of footwall and hangingwall drives established on 18m vertically spaced levels and 21m length stopes. Stoping of the main, wider parts of the MMH deposit involves blasting of large open stopes on the footwall side with cemented paste tailings backfill immediately after extraction. This is followed by small cut and fill and uphole retreat extraction of the hanging wall – also with immediate cemented paste tailings backfill.

There is a small area of flatter dipping ore at the south end that will be extracted by room and pillar mining.

Hydrogeological survey indicates that the strata are fairly tight with limited water inflows expected, however, larger capacity pumps are intended to be placed. The mining equipment comprises up to 3 twin boom jumbos for development, 2 production drill rigs, up to 3 x 50t trucks and several 17t LHDs.

Cemented paste tailings testwork has been carried out on dewatered tailings developed from bulk flotation testwork and the results indicate that the addition of 4% by weight of ordinary Portland cement gives sufficient strength after 7 days to allow heavy equipment access.

5. METALLURGICAL TESTWORK

Programs over the past 5 years have culminated in the 2004 work carried out by AMMTEC Ltd, Burnie, Tasmania with comminution input by Orway Mining Consultants. The basically simple, fine grained, massive sulphide mineralogy with pyrite >sphalerite>galena, plus minor carbonate, quartz, barite and shale country rock inclusions lends itself to conventional dual lead – zinc flotation concentration following optimal primary grinding to p80 = 40 micron.



98° 05' E
98° 10' E
98° 15' E
3° 00' N
2° 55' N
2° 50' N
TANAH PINEM
BULULAGA
Pb-Zn-Ag
JUHAR
BLOCK
JUMABATU
LAE MAROMAS
SINAR PAGI
Pb, Zn
Pb, Ag
TIGA LINGGA
BLOCK
LUBUK RAYA
Pb, Zn, Ag
TIGA LINGGA
PARONGIL
BONGKARAS
SOPOKOMIL
PONDOK GAMBIR
BATU KAPUR
BONGKARAS
BASUKI
LAE JEHE
BASECAMP
SOKOMIL
AREA
LAE PUNCU
ANJING HITAM
MEDAN 160KM
SIDIKALANG
(REGENCY CAPITAL)
SINGKIL BARU 100KM

DAIRI ZINC/LEAD PROJECT



403000
404000
Sopokomil
Village
Lae Jehe Resource
8.2MT @ 8% Zn, 4% Pb
Tailings
Dam
Mine
Accomodation
Site
Concentrator
Plant Site
Basecamp Resource
0.8MT @ 7% Zn, 4% Pb
Anjing Hitam Reserve
6.6MT @ 15% Zn, 9% Pb
Underground
Decline
309000
308000
307000

A pre-flotation step has been found to be desirable to disperse and eliminate carbonaceous material. The stages are then: lead rougher flotation; followed by regrind to p80 = 18 micron; three stage cleaning; thickening and filtration. The lead rougher tails go to zinc rougher flotation, regrind to p80 = 20 micron and three stage cleaner flotation, thickening and filtration

The concentrates have been found to be easily thickened – the tails likewise and the proportion going to the TSF settles very rapidly.

The final stage of bulk flotation testwork has resulted in 84.5% zinc metallurgical recovery into a 54.2% Zn concentrate and 74.5% lead metallurgical recovery into a 71.6% Pb concentrate. For plant design and costing the figures used are zinc – 85% recovery into a 55% concentrate, lead – 75% recovery into a 64% concentrate.

6.0 PLANT AND INFRASTRUCTURE DESIGN

Ausenco Ltd have carried out engineering design for the flotation concentrator which will be situated in the valley of Lae Sopokomil, about 600m downstream from the mine portal. A single stage jaw crusher – SAG mill – ball mill comminution circuit has been chosen. Large, conventional flotation cells will be used and sand media detritor (SMD) mills used for regrind. The concentrate pulp will be fed from high-rate thickeners via agitation tanks to pressure filtration units to reduce moisture to about 7.5% by weight for lead and 9% by weight for zinc concentrates.

The concentrate production over the ~7.5 year life of mine is:

Zinc – 1.495 Mt (dry) with net payable metal of 0.699 Mt

Lead – 0.684 Mt (dry) with net payable metal of 0.416 Mt

The site power requirement averages about 10 MW and is expected to be supplied by a Build-Own-Operate (BOO) contractor using diesel sets. Given the rapid escalation in oil prices, alternative energy sources such as steaming coal firing a steam turbine generator are being considered.

A mine village for senior expat management and engineers and Indonesian professionals and tradespeople, not available locally, will be constructed about 2km from the plantsite.

7.0 TRANSPORTATION

During the Feasibility Study, it was determined that a slurry pipeline to a new portsite on the west coast possibly presented the best and most practicable option for long-term bulk concentrate transportation. However, following major-scale seismic activity off the north-west coast of Sumatra between December 2004 – June 2005 that resulted in structural damage, tsunami and subsidence on the west coast, it has been decided that it would be more prudent to switch back to the original choice of trucking to the east coast.

The new port of Kuala Tanjung, south of Medan and about 220km from the minesite has been selected as the most practicable and least congested site. The Port Authority there has land available, and a concentrate store with a conveyor and direct shiploader at deep water will be built. The concentrate would be trucked by a contractor in standard heavy duty tippers with modifications to encapsulate the cargo. Up to 1000t/day would be trucked. The overall capital cost for these installations is reduced compared to the pipeline option. Operating costs will increase, but be partly offset by lower shipping cost due to the 5-6 day shorter shipping time to the east Asian region, the most likely market for the concentrates.



8. CONCENTRATE MARKETING AND FINANCING

The major base metal smelting companies in the east Asian region and leading international metals trading houses have been engaged in negotiations and have carried out due diligence studies. The Company has requested indicative offers for subordinated loan funding tied to concentrate offtake contracts. The quality of both zinc and lead concentrates is eminently acceptable to the smelters in general.

9. ENVIRONMENTAL

Detailed Environmental Impact Studies and plans for monitoring impacts and rehabilitating the site have been presented to the AMDAL Committee in the Dairi Regency for ratification. The mine impact is minimised by it being underground with limited surface impacts. Likewise the concentrator has been very compactly placed in a small



DAIRI ZINC/LEAD PROJECT

Mine Layout


Primary Ventilation
Return Base
Upper Portal
813mRL
Main Portal
735mRL
Main Production Area
Y
Room and Pillar
Mining Area
X

valley area. The maximum amount possible of the tailings is to be returned underground as cemented paste backfill and only about 20% needs surface storage in a TSF, whose embankment and pond will be permanently restored to agricultural or regrowth forest purposes. Additionally a continual program of rehabilitation of disturbed areas and reafforestation of degraded, previously cleared land is planned.

The local Dairi community will benefit by receiving employment, improved education, skills training, assistance to health services, assistance in local business development, agriculture and provision of general community amenities.

DAIRI PROJECT FINANCIAL ANALYSIS SUMMARY

Following the decision in the June quarter to transport the Dairi concentrates by truck to the east coast of Sumatra, rather than by pipeline to the west coast as contemplated in the original Dairi Feasibility Study (DFS), capital and operating costs for the project have been re-calculated. This has resulted in an improvement in overall project economics.

Total capital costs have decreased by $18M (from $136M to $118M) due to cancellation of the pipeline, partly offset by an increased allowance for upgrading of roads and general contingency.

Total operating costs have increased due to the use of trucks versus the pipeline as well as increased fuel prices in the interim, partly offset by a fall in shipping rates over the same period.

All other parameters, including metal price and treatment charge assumptions, have remained the same, namely;

- Initial mine life of 7 years
- Diluted mined head grades of 15% Zn, 9% Pb (21% Zn equivalent)
- 1 mtpa production rate, utilizing underground mining with paste back-fill
- Conventional flotation treatment process, producing 220,000 and 100,000 tonnes of zinc and lead concentrates p.a. at full production

A comparison between the new figures and previously announced Dairi Feasibility Study results appears below:

	Revised DFS August 2005	Original DFS February 2005
Total project cashflows (after repayment of capital)		
Pre-tax	$288M	$277M
Post-tax	$202M	$196M
Net present value at 10%		
Pre-tax	$121M	$109M
Post-tax	$73M	$65M
Internal rate of return		
Pre-tax	34%	29%
Post-tax	25%	22%
Total capital cost	$118M	$136M
Cash operating cost (per lb of zinc produced)	31¢	30¢

The detailed revised costings have been be re-submitted to the Company's mandated banking syndicate and selected offtake groups to enable them to complete their due diligence studies in relation to providing finance facilities for the Dairi Project.

DAIRI EXPLORATION

LAE JEHE

This prospect is in the Sopokomil Dome and centred only about 500m NW of the proposed plantsite. It is marked by several horizons within the overall "Julu Sedex Zone" which is much thicker than at Anjing Hitam. There is an Upper Zone which appears to be the main, continuous one and may correspond to the UMH at Anjing Hitam. It is made up of an intercalation of carbonaceous shale/ dolosiltstone country rocks and massive sulphide laminae up to several metres thickness but generally less. Thus metal grades are less when bulking up the intercept, in SOP 60D the bulk intercept is 17.7m @ 10.6% Zn, 5.0% Pb but this includes 7.1m @ 13.9% Zn, 6.6% Pb and 3.5m @ 15.1% Zn, 6.9% Pb. There is a discontinuous intermediate zone and a more continuous but low grade zone just above the contact with the footwall Jehe dolostone unit, in which there is significant "Mississippi Valley type" zinc mineralisation.

Surface FLEM geophysical surveys in 1998 & 1999 indicated that there was a significant but difficult to model anomaly at depth, while a 2001 downhole (DHEM) survey allowed modelling of a strong anomaly beneath the limit of previous drilling. Targeting of this with two holes produced thick medium grade intercepts (SOP60D above and see cross-section). Initial resource estimation using a nominal 5% zinc equivalent cutoff produced an inferred resource of 8.2Mt @ 6.2% Zn, 4.1% Pb.

It was determined to recommence activity here in 2005 with two deep holes into the 2001 DHEM anomaly to be probed to try and determine the strength and down dip trend of the Upper

Zone mineralisation. The first hole SOP 166D produced intercepts of: **9m @ 17.1% Zn, 9.3% Pb, from 506m - the best massive sulphide there to date, and 3m @ 8.7% Zn, 4.4% Pb from 523m.** The second hole SOP167D produced a main intercept of **6.0m @ 11.4% Zn, 7.5% Pb.** Preliminary modelling of the DHEM anomaly has indicated that the strongest part of the anomaly is just downdip from the latter while there is still at least 200m of the anomaly downdip.

One more deep hole is being drilled at this stage with a program of shallow holes in the upper 200m of the zone. The resources will then be re-assessed with the aim to elevate a substantial proportion to Indicated Resource.



BASUKI LODE

This apparently continuous NW trend, about 600m NW of Anjing Hitam, appears to be in a brecciated steep fault zone in Jehe carbonate and is traceable by sporadic ferruginous exposures (gossans?) and in trenches along ~900m of strike. Some high grade oxide zinc and lead channel sampling assays were obtained. The initial drill intercept, in SOP 15D, was 10.5m @ 6.3% Zn, 6.5% Pb & 149g/t Ag as ferruginous/ kaolinitic oxide material in karsted carbonate.

Two holes were drilled in late 2004 from the top of a ridge and collared in Julu shale. SOP164D intersected particularly strong oxide zinc mineralisation – probably largely hemimorphite (zinc silicate) plus some smithsonite (zinc carbonate) in weathered, altered Jehe dolostone, including **19m @ 25.3% Zn, 0.3% Pb** from 30.5m and **22m @ 4.1% Zn below the former.** An oblique hole from the same site intersected 14m @ 12.5% Zn from 32m. This hole was terminated due to drilling difficulties.

There is potentially a substantial oxide resource at this prospect although open-pitting is presently precluded. There might be a structurally controlled, significant sulphide resource beneath.



SINAR PAGI / LAE MAROMAS

This locality is 20km NNW of Sopokomil and has similar lithologies as the Sopokomil Dome although the stratigraphic relationship is uncertain. Apparently stratabound quartz breccia zones, which are sometimes gossanous, have been mapped and these host lenses of intact, unoxidised galena, although the mineralised zone is generally deeply weathered with some high grade oxide lead and zinc mineralisation.

Gridding and soil sampling extending from the original Sinar Pagi discovery revealed a 1500m NW trending anomaly termed Lae Maromas and overlying carbonate rocks with some observed vein bound mineralisation. Two diamond drill holes on the latter in early 2005 did not intersect significant mineralisation – the best intercept being 4.45m @ 1.9% Zn, 0.4% Pb. Hole SPA06D at the Sinar Pagi lode intersected a 31.5m gossanous zone with intercepts of **4m @ 22.4% Pb from 157.0m and 7m @ 3.4% Zn, 1.1% Pb from 162m.** Another hole along strike intersected a 20m gossan zone but with only weakly anomalous Zn-Pb values. The structure is quite deeply weathered and metal values appear to be generally depleted – although enriched in parts.

BULU LAGA

This prospect is about 20km NNE of Sopokomil and is the only historically known prospect in the district. A small open cut was excavated some decades ago for lead-silver mineralisation. Gridding, mapping and soil sampling has revealed an open ended 900m x 500m zinc-lead soil anomaly overlying carbonaceous shales and carbonates. It is intended to carry out a FLEM geophysical survey here in the September quarter.



DAIRI PROJECT
PROSPECT
800mE
900mE
1000mE
1100mE
1200mE
1300mE
800mRL
700mRL
600mRL
500mRL
400mRL
300mRL
200mRL
100mRL
SOP17D
SOP52D
SOP59D
SOP166D
JU
JE
DA
SO
9m@6.0/4.4
10m@7.5/0.5
1.3m@12.9/8.9
3.3m@ 4.3/3.5
10.2m@3.4/1.2
1.9m@ 8.5/3.7
15.3m@6.2/3.3
6.0m@5.6/2.8
3.9m@3.4/1.7
8.9m@17.1/9.4
3.0m@10.0/3.3
DA
JU
JE
SO


600mN
1200mN
800mRL
200mRL
Sapurang Anton
(-7m@12.0%Zn, 21.9%Pb)
ROB 1
SOP17D
(9m@6.0%Zn, 4.4%Pb)
SOP11D
(6m@1 4%Zn, 0.7%Pb)
SOP13D
(6m@8.7%Zn, 4.9%Pb)
SOP12D
(3m@1.8%Zn, 0.7%Pb)
SOP49D
(11.3m@3.5%Zn, 2.2%Pb)
SOP52D
(13m@3.7%Zn, 2.3%Pb)
SOP54D
(15.6m@3.6%Zn, 1.9%Pb)
SOP59D
(15.3m@6.2%Zn, 3.3%Pb)
SOP166D
(8.9m@17.1%Zn, 9.4%Pb)
SOP60D
(17.7m@10.6%Zn, 5.0%Pb)
SOP167
(6m@11.4%Zn, 7.5%Pb)

TABLE 1 LAE JEHE

Hole	North	East	Dip/Azimuth (mag)	From (m)	To (m)	Width (m)	Zinc (%)	Lead (%)	Silver (g/t)	Description
SOP166D	940	1305	-66°/219°	506.04 522.95	514.90 525.75	8.86 2.80	17.1 8.7	9.3 4.4	5 2	Sulphide Sulphide
SOP167D	940	1305	-66°/183°	572.50	578.50	6.00	11.4	7.5	6	Sulphide

TABLE 2 BASUKI LODE

Hole	North	East	Dip/Azimuth (mag)	From (m)	To (m)	Width (m)	Zinc (%)	Lead (%)	Silver (g/t)	Description
SOP164D	10964	4248	-66°/250°	30.55 49.50	49.50 72.00	18.95 22.50	25.3 4.1	0.3 0.0	8 7	Oxide Oxide
SOP165D	10964	4248	-70°/190°	32.20	46.50	14.30	12.5	0.1	4	Oxide

TABLE 3 SINAR PAGI / LAE MAROMAS

Hole	North	East	Dip/Azimuth (mag)	From (m)	To (m)	Width (m)	Zinc (%)	Lead (%)	Silver (g/t)	Description
SPA 4D	29175	18400	-60°/015°	No significant mineralisation						
SPA 5D	29375	19000	-50°/045°	62.00	66.45	4.45	1.92	0.38	4	Sulphide
SPA 6D	29840	19880	-60°/070° Includes	157.00 162.30 162.30 172.00	161.50 169.00 163.23 173.50	4.50 6.70 0.93 1.50	0.09 3.40 23.1 7.75	22.4 1.14 0.66 0.14	52 10 4 12	Oxide Oxide Oxide Oxide
SPA 8D	29875	19700	-60°/040°	No significant mineralisation						

OTHER PROJECTS

MELUAK GOLD PROJECT

PROJECT INTERESTS:
Herald 26% via Corona Gold Ltd


Medan
MELUAK
SUMATRA

OVERVIEW

The SIPP permit (prospecting authority) was again extended – for a further 12 months from April 1, 2005. The possibility of formalising a Contract of Work was suggested by the Regent of Gayo Lues Regency according to a proforma of the central Government. Formal application has not yet been lodged.

Activity was again limited due to security concerns and continued state of civil emergency up to end 2004. It was not until early 2005 that the area was re-entered, but after security infractions in late March activity ceased again.

In early August 2005, settlement between the Jakarta central Government and the GAM separatist movement has been brokered in Finland. At the date of writing it still appears to be holding and showing signs of a lasting peace, ironically hastened by the aftermath of the tragic tsunami of December 2004. The Company continues to monitor the situation closely.

EXPLORATION

A limited diamond drilling program was conducted at the Gajah Mas prospect, in the Merpunge – Siongal Ongal district during the March quarter, 2005. Of two holes in the "Elephant's Head" gold soil anomaly, SOT01D encountered anomalous gold values to 1.01g/t in a clay-pyrite argillic alteration zone between 4.2-20.7m thus explaining the anomaly. The rest of the hole intersected propyllitic altered volcanics and hydrothermal breccia zones with only weakly anomalous gold values. A second hole was aborted in similarly weakly altered volcanics and sediments.

Hole SOT03D was collared in the "Elephants Body" in an area of large silica-pyrite boulders. It did intersect the hoped for massive to vuggy silica alteration zone down to 82.3m, partly oxidised and partly pyritic with some zones of brecciation. An intercept of 72m @ 0.54g/t Au from 7m includes 8m @ 1.95g/t. The hole bottomed in tight clay altered volcanics which caused drilling difficulties and hole abandonment.
At this stage security concerns necessitated the decision to abandon the program.

This last hole has demonstrated that there is the potential for a large thickness to the silica-pyrite alteration zone which is manifested at surface by boulders only – but over a large vertical range and some tens of hectares in the Gajah Mas prospect.
It is a question of whether bulk grades of >1g/t exist.



GAJAH MAS
TELENGAT
SIONGAL ONGAL
KAMPUNG SIONGAL ONGAL
KAMPUNG TELENGAT
KAMPUNG JEREH
KAMRUNG MERPUNGE
Road
Lawe Alas
SOT 02D
SOT 01D
SOT 03D
416500
416000
415500
415000
414500
414000
344500
345000
345500
346000
346500
347000
347500

SOT 03D


120°
20°
Port Hedland
WESTERN AUSTRALIA
Carnarvon
MOOKA
Meekatharra
MONTAGUE
CRATER
Kalgoorlie
Coolgardie
COOLGARDIE
32°
PERTH

COOLGARDIE GOLD PROJECT
Herald 50%

CORPORATE

The sale of the Company's 50% interest in the Coolgardie Gold Joint Venture assets to Austminex Limited and Matador Mining Pty Ltd was completed on 8 August 2005.

Herald received total monetary consideration of $2,424,000 cash and 2,425,000 Austminex shares, and has no residual environmental liabilities.

PRODUCTION

Gold production for the year was delivered into a combination of forward and spot sales. In addition, Herald received royalty payments of $20/oz from its joint venture partner on certain production ounces.

	CGP Total	Herald Share
Mined		
Tonnes	929,856	464,928
Grade		2.44 g/t Au
Milled		
Tonnes	943,524	471,762
Grade		2.36 g/t Au
Recovery		89%
Gold produced	64,670 ounces	32,335 ounces
Cash cost/oz		$478

MONTAGUE GOLD PROJECT
Herald 15%

Gateway Mining NL, managers of the JV, have 85% equity in Herald's Montague tenements which cover an area of 5.2 km². Herald is free carried to the completion of a feasibility study.

RAB and RC drilling continued to intersect gold mineralisation on the Airport gold trend which is a northwesterly trending shear zone traversing the Montague granodiorite/greenstone contact. This main trend is crosscut by northeast mineralised structures. Some of the better intersections during the year are set out below:

The high grade intersections in GRC177 and GRC178 are located in the hangingwall to the main mineralisation which sits near the basalt/granodiorite contact. Continuity between these intersections, which appear to be in the same structural position, is yet to be established.

Hole No	M		g/t Au	m	Prospect
GRB2108	10	@	2.41	(25-35)	Bullseye
GRB2109	5	@	2.02	(20-25)	Bullseye
GRB2123	5	@	3.07	(10-15)	Rosie Cross Lode
GRB3006	15	@	1.57	(23-38)	Rosie North
incl.	5	@	3.48	(33-38)	Rosie North
GRB3057	5	@	2.14	(18-23)	Rosie North
GRB3063	5	@	1.72	(15-20)	Rosie North
GRC 177	2	@	13.58	(87-89)	Rosie North
GRC 178	2m	@	9.20	(95-97)	Rosie Camp

MOOKA
Herald 100%

Two exploration licences with a combined area of 433 km² are located immediately west of the Kennedy Range, near Gascoyne Junction. The licences were granted on 27 August 2004.

During the year a soil sampling programme was completed along pre-existing fence line tracks that traverse the interpreted prospective zone. A total of 118 samples were collected at a depth of about 30cm whilst a further 13 samples were collected at a depth of 1.5m using a hand auger.

Low levels of heavy minerals were obtained with overall values being in the range of 0.31 – 0.75% HM. Approximately 50% of the HM material was ilmenite with minor leucoxene and very minor rutile and zircon, whilst the other 50% was laterite and trash heavy minerals. The levels of valuable heavy minerals obtained from the samples are considered weakly anomalous and an aircore drilling programme is planned to better test the prospective zone.

An Aboriginal heritage survey has been completed along the proposed drilling traverse lines and a verbal approval was given for the programme to proceed. A formal report is awaited.

CRATER GOLD PROJECT
Herald 20%

Gateway Mining NL is the manager of this JV which covers 2 separate exploration licences with a combined area of 51km².

A RAB drilling programme of 24 holes for 1,018m was completed during the year, however, no significant results were obtained

BELITUNG TIN PROJECT
Herald Resources Ltd
Beneficial Interest 100%
PT Timah
NSR tin royalty 5%
NSR other products 3%

Herald has a production sharing royalty agreement over 2 KP's of about 40,000ha in the Manggar tinfields of eastern Belitung Island.

No exploration activity was undertaken pending Timah's attempt at renegotiation of the MOU. At the time of writing, the parties were in discussions as to their respective interests in the project going ahead from here.

NOTES TO RESERVES AND RESOURCES ESTIMATIONS

Sections of information contained in this report that relate to Mineral Resources or Ore Reserves (except for those areas described below) were compiled or supervised by Mr B Kirkpatrick BSc, MAusIMM, MAIG who is a Member of The Australasian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists. Mr Kirkpatrick, a full-time employee of Herald Resources Ltd, has sufficient experience which is relevant to the style of mineralisation and type of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Kirkpatrick consents to the inclusion in this report of the matters based on his information in the form and context in which it appears.

The information in this report that relates to Mineral Resources at Dairi is based upon work supervised and directed by Mr G Fahey BSc (Hons) Geology, MAusIMM (CP), MAIG who is a Member of The Australasian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists. Mr Fahey, who was a full-time employee of Resource Evaluations Pty Ltd at the time of the resource estimate, has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Fahey consents to the inclusion in this report of the matters based on his information in the form and context in which it appears.

The information in this report that relates to Ore Reserves at Dairi is based upon data reviewed by Mr George Wakenshaw, BSc(Min Eng), DipGeoSc, MCanIMMP, FAusIMM, who is a Fellow of The Australasian Institute of Mining and Metallurgy. Mr Wakenshaw, a full-time employee of AMC Consultants Pty Ltd, has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Wakenshaw consents to the inclusion in this report of the matters based on his information in the form and context in which it appears.

The information in this report that relates to the Mineral Resources at Whistler is based upon work undertaken Mr G Brabham BSc, MAusIMM who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Brabham, who was a full-time employee of Hellman & Schofield Pty Ltd at the time of the resource estimate, has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Brabham consents to the inclusion in this report of the matters based on his information in the form and context in which it appears.

DAIRI PROJECT

ANJING HITAM

Resource estimates are based on the results of 103 DD holes within the resource area. Drill hole collars were accurately surveyed in UTM grid and the holes were downhole surveyed at 30m intervals. Drill hole intersection spacings were generally 50m x 30-50m. Core size is either triple tube HQ or NQ with core being sampled by cutting half core at intervals up to 1m and being sampled to geological boundaries. Sample preparation and assaying was completed by Intertek Testing Services (ITS) at Medan and Jakarta. Internal and external assay quality controls were implemented and results were found to be satisfactory. Bulk densities were also determined by ITS for the majority of sample intervals.

Wireframe geological models were constructed using cross sectional interpretations based on mineralised envelopes constructed at a nominal 5% zinc equivalent cut-off grade. Samples within the wireframes were composited to even 1.0m intervals. The zinc equivalent used was: Zn assay + 0.8 x Pb assay. This is based on long term metal prices of $US1050/t for zinc and $US650/t for lead and differential "typical" smelter payments and charges A block model was created for the estimate having block size of 10m EW x 20m NS x 2m vertical with sub-cells of 2.5m x 5m x 0.5m.

Ordinary kriging (OK) was selected for grade interpolation to incorporate deposit variography into the model. Kriging was only attempted on the Main Mineralised Horizon (MMH) due to the small number of samples in the minor zones, hence restricting variography for these zones. The minor zones were estimated using inverse distance squared (ID2) grade interpolation. The results of the variography generally matched the interpreted geology and geometry of the MMH with an overall northerly strike and moderate easterly dip. The low nugget and long ranges evident in the variograms confirm the excellent continuity of grade which was observed in the drilling data. The short range structures in the main axis for Zn and Pb were both 75m, which is greater than the typical drill hole spacing and suggests that the drilling should have defined the grade of the deposit with a high degree of confidence. The ID2 grade interpolation used a search ellipse with a first pass radius of 60m, a second pass radius of 120m and a third pass radius of 300m, with the ellipse oriented to match the overall dip and strike of the mineralised zones. Bulk density values were used to interpolate density values throughout the block model by ID2.

Resource classification was carried out on the basis of continuity of mineralisation and drill hole spacing. The mineral resource was largely classified as Measured and Indicated due to the excellent continuity of the MMH and the adequate drill hole spacing for this style of deposit. Some of the upper lenses were also classified as Indicated where there was sufficient drilling to identify a continuous horizon. Peripheral zones of mineralisation were classed as Inferred due to a lack of continuity, the small number of drill intersections and/or the reduced confidence of structure.

The Ore Reserves are based on a Feasibility Study which recommended access via a primary decline, for the main production levels, connected to a secondary decline which will be used to access the upper production levels. For average to thicker ore zones, a dual mining scheme of open stopes with cemented paste tailings backfilling on the footwall side of the MMH will be followed by cut and fill on the hangingwall side. Narrower ore zones will be mined by cut and fill or room and pillar for flat dipping zones. Overall mining recovery will be 84% and overall dilution approximately 10%. Extraction rate is set at 1 Mt per annum. The Ore Reserves have a 10% zinc equivalent lower operating break even grade. Metallurgical testwork has demonstrated recoveries for zinc of 85% into a 55% Zn concentrate and for lead of 75% into a 64% Pb concentrate.

BASECAMP / LAE JEHE

Resource estimates are based on the results of 14 DD holes within the mineralised zones. Drill hole intersection spacings varied from 100m x 100-150m at Basecamp to 200m x 100-150m at Lae Jehe. 3D wireframe geological models were used to constrain the "Surpac" block models in which blocks were assigned grade and density values utilising domain dependent, inverse distance cubed interpolation methods. Density values were derived from numerous direct measurements on selected drill core samples. No top cuts were applied to assay values; whilst blocks with less than 5% zinc equivalent were excluded from resource estimates. Block sizes were 25m along strike, 10m across strike and 2m vertically for the Basecamp block model and 25m along strike, 2m across strike and 10m vertically for the Lae Jehe block model. Resources were categorised on the basis of continuity of mineralisation and/or drill hole spacing.

MONTAGUE

WHISTLER

Evaluated by RC and DD on a 25m x 20m pattern beneath the pit floor (250mRL) and above 200mRL and on an irregular pattern beneath this level. The surface is at about 310mRL. The resources were estimated using conventional polygonal methods with a minimum horizontal width of approximately 2m whilst grade interpolations were based on length weighted averages. A global bulk density of 2.7t/m was assigned to all material and is based on the known densities of the granite host rocks and quartz vein material. A 15g/t Au top cut was applied to assays.



FINANCIAL STATEMENTS CONTENTS

HERALD RESOURCES FINANCIAL STATEMENTS 2005

DIRECTORS' REPORT

For the year ended 30 June 2005

Your Directors present their report on the consolidated entity, consisting of Herald Resources Limited and the entities it controlled at the end of, or during, the year ended 30 June 2005.

DIRECTORS

The names and details of the Directors in office at the date of this report are:

	Name	Qualifications	Special Responsibilities	Securities held in Parent Company	
(1)	Directors			Shares	Options
	Terrence M Allen	Mr Allen has been extensively involved in exploration and management of listed mining companies since 1980. Mr Allen was eligible to attend and attended all of the 5 meetings of Directors that were held during the financial year.	CHAIRMAN & CEO	15,086,714	-
	Michael P Wright BBus	Mr Wright has had 20 years experience in the resource sector in a corporate and financial capacity. He is also the company secretary of Herald Resources Limited, and within the last 3 years has been a director of Jaguar Minerals Ltd. Mr Wright was eligible to attend and attended all of the 5 meetings of Directors that were held during the financial year.	EXECUTIVE DIRECTOR	1,050,000	65,000
	Graeme J Hutton BSc(Hons) FAusIMM	Mr Hutton has had over 25 years experience in the mining and exploration industry, and within the last 3 years has been a director of Kimberley Diamond Company NL and Sandfire Resources NL. Mr Hutton was eligible to attend and attended all of the 5 meetings of Directors that were held during the financial year.	NON-EXECUTIVE DIRECTOR	100,000	-

DIRECTORS' INTEREST IN CONTRACTS

Mr Wright is a director and has financial interest in a company, which is providing consulting services to the parent entity. The parent entity has entered into an employment contracts with Mr Allen and Mr Wright. Other than the foregoing and the Directors' benefits mentioned hereunder, no Director holds an interest, whether directly or indirectly, in a contract or proposed contract with the Company or a related corporation.

PRINCIPAL ACTIVITIES

The principal activities of the corporations in the consolidated entity during the year were mineral exploration and development, gold production and investment. There were no significant changes in those activities during the year.

RESULT OF OPERATIONS

The net loss, after tax, of the consolidated entity for the financial year was $1,045,614.

The consolidated entity recorded a loss for the year of $1.0M compared to a profit of $1.6M for the previous year. Total revenues were almost steady at $23.6M from $24.6M previously, given that gold production from Coolgardie ceased in May 2005. Herald's share of gold production was 32,335 ozs.

Revenues and profits were augmented by production from the Coolgardie project and its eventual sale. Conversely, expenses and profits were impacted by a once-off charge of $4.5M resulting from the deconsolidation and write-off of the former Canadian company International Annax ventures Inc and its subsidiaries through which the valuable Dairi project was originally acquired. Exchange gains of $1.0M were offset by a doubtful debt charge of $0.5M to former subsidiary Corona Gold Ltd.

Depreciation and amortisation charges reduced to $2.5M from $3.7M previously, reflecting the reduced cost base at Coolgardie. Exploration expenditure written off was relatively steady at $1.3M (previously $1.1M). Rehabilitation costs written back resulted in a gain of $1.2M versus a charge of $0.3M in the previous year.

Significant cash flows arose from a share issue by the parent entity ($3.0M), net borrowings of $1.0M, sale of property and plant of $1.4M, and net operations of $0.8M. Financing charges of $0.2M were offset by interest received of the same amount. By far the major outflow of cash was in relation to exploration, feasibility and mine development of $5.9M, which compared with $3.9M in the previous year.

DIVIDENDS

No dividends were paid during the 2004/2005 year. The Directors have not recommended a dividend for the 2004/2005 year.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

During the year, the consolidated entity agreed to dispose of its interest in the Coolgardie Gold Project. Other than the above and as noted elsewhere in the Annual Report, there were no significant changes in the state of affairs of the consolidated entity during the year other than as noted in these accounts. During the year the Company raised new equity as follows: Herald $3,046,750, Jaguar Nil.

REVIEW OF OPERATIONS AND LIKELY DEVELOPMENTS

In the opinion of the Directors, the operations of the parent entity for the financial year, likely developments in the operations of the consolidated entity and the expected results of those operations known at the date of this report have been covered generally herein and elsewhere in the Annual Report. Subject to finance and development approvals, the consolidated entity expects to substantially progress the Dairi Project in the coming year. The consolidated entity's future profitability may be affected by unforeseen factors, such as civil unrest, movements in metal prices and exchange rates, government actions and policies, native title constraints, and changes in reserves and/or grades from those forecast.

ENVIRONMENTAL ISSUES AND REGULATIONS

The consolidated entity has interests in mining tenements (including prospecting, exploration and mining leases). The leases and licence conditions contain environmental obligations. To the best of the knowledge of the Directors, the consolidated entity has not contravened any environmental obligations and no claims have been made of any breaches.

Where applicable, it remains the Company's emphasis to rehabilitate sites to a level that establishes a self sustaining ecosystem with a stable and safe site suitable for the next or final land use.

SANDSTONE

Troy Resources NL agreed to assume all of Herald's environmental liabilities at Sandstone as a condition of the purchase of Herald's interests.

COOLGARDIE

Austminex Ltd and Matador Exploration Inc agreed to assume all of Herald's environmental liabilities at Coolgardie as a condition of the purchase of Herald's interest. Those parties have also cash-backed Herald's performance bonds until they can be retired/replaced.

POST BALANCE DATE EVENTS

Other than as mentioned in Note 32 to the accounts, circumstances have not arisen since the end of the financial year that have affected or may significantly affect in subsequent financial years:

(i) the operations of the consolidated entity;

(ii) the result of those operations; or

(iii) the state of affairs of the consolidated entity.

The likely developments in the operations of the consolidated entity in subsequent financial years are that the consolidated entity will continue to develop, explore and evaluate its holdings in an attempt to bring them into production, and to utilise its cash reserves and expertise to add value to investment activities.

AUDIT COMMITTEE

The parent entity does not have an Audit Committee as the size of the Board and the scope of activities does not at this stage warrant the formation of such a committee. Regular contact is made between the Board and its external auditors, and any audit matters requiring attention are discussed by the Board at the relevant meetings.

DIRECTORS' BENEFITS

Mr Wright has a financial interest in a company which is providing consultancy services to the parent entity. The parent entity has taken out Directors' and Officers' liability insurance. A subsidiary entity has advanced loan funds to Messrs Allen and Wright to convert options into fully paid shares pursuant to the 1996 and 2000 Herald Option Incentive Schemes. Other than the foregoing, since the end of the previous financial year no Director of the parent entity has received or become entitled to receive any benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors shown in the accounts or consolidated entity accounts, or the fixed salary of a full-time employee of the Company or of a related corporation) by reason of a contract made by the parent entity or a related corporation with the Directors or with a firm of which the Director is a member, or with a company in which the Director is a member, or with a company in which the Director has a substantial financial interest.

REMUNERATION REPORT

Emoluments of Directors and senior executives are set by reference to payments made by other mining and exploration companies of similar size, and by reference to the skills and experience of the Directors and executives. The emoluments are not linked to performance, although the parent entity has an Option Incentive Scheme in which the Directors and executives may participate.

Details of the nature and amount of each element of the emoluments of each Director of Herald Resources Limited and each of the 5 officers of the parent entity and the consolidated entity receiving the highest emoluments are set out in the following tables.

DIRECTORS OF HERALD RESOURCES LIMITED

Name	Base Salary or M/fee $	* Motor Vehicle $	Directors Fees $	Superannuation $	Directors & Officers Insurance $	* Loan Interest $	Other $	Total $
T M Allen Chairman/CEO	198,200	52,211	15,000	35,538	5,202	62,937	-	369,088
M P Wright Executive Director	50,000	17,448	10,000	40,900	5,202	18,585	90,000	232,135
G J Hutton Non executive Director	-	-	15,000	1,350	5,202	-	-	21,552

* Non cash – deemed calculation only

SPECIFIED EXECUTIVES OF HERALD RESOURCES LIMITED AND THE CONSOLIDATED ENTITY

Name	Base Salary $	* Motor Vehicle $	Superannuation $	Directors & Officers Insurance $	* Loan Interest $	Total $
T W Middleton Mgr International Expl	133,784	12,010	34,921	5,202	9,450	195,367
I N Bruce Project Geologist	136,325	-	-	5,202	4,725	146,252
B L Kirkpatrick Mgr Aust. Expl	78,428	-	40,630	5,202	1,953	126,213
V J Roberts Mgr Tenements & Environment	88,150	19,379	7,934	5,202	2,048	122,713
R K Brookes Mgr Accounts & Admin	88,150	7,370	7,934	5,202	1,953	110,609

* Non cash – deemed calculation only

Information on options issued as part of the remuneration of Directors of Herald Resources Limited and each of the 5 executive officers of the Company and the consolidated entity receiving the highest emoluments are set out in the next section of this report.

SHARE OPTIONS GRANTED TO DIRECTORS AND MOST HIGHLY REMUNERATED OFFICERS

There were no Options over unissued ordinary shares of Herald Resources Limited granted during or since the end of the financial year.

For other details of options outstanding, refer to Notes 17 and 33 attached to the Financial Statements.

NON-AUDIT SERVICES

The Board of Directors is satisfied that the provision of non-audit services during the year is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the services disclosed below did not compromise the external auditor's independence for the following reasons:

- all non-audit services are reviewed and approved by the audit committee prior to commencement to ensure they do not adversely affect the integrity and objectivity of the auditor; and
- the nature of the services provided do not compromise the general principles relating to auditor independence as set out in the Institute of Chartered Accountants in Australia and CPA Australia's Professional Statement F1: Professional Independence.

The following fees for non-audit services were paid/payable to the external auditors during the year ended 30 June 2005:

	Consolidated Entity	Parent Entity
Taxation and accounting services	$11,500	$5,000

AUDITOR'S INDEPENDENCE DECLARATION

The lead auditor's independence declaration for the year ended 30 June 2005 has been received and can be found on page 53 of the financial statements.

NATIVE TITLE

On 3 June 1992 the High Court of Australia held in Mabo -v- Queensland that the common law of Australia recognises a form of native title. In order to maintain a native title claim the persons making such claim must show that they enjoyed certain customary rights and privileges in respect of a particular area of land and that they have maintained their traditional connection with that land. Such a claim will not be recognised if the native title has been extinguished, either by voluntary surrender to the Crown, death of the last survivor of a community entitled to native title, abandonment of the land in question by that community or the granting of an "inconsistent interest" in the land by the Crown. An example of inconsistent interest would be the granting of a freehold or some types of leasehold interest in the land. The granting of a lesser form of interest will not extinguish native title unless it is wholly inconsistent with native title.

The Racial Discrimination Act 1975 ("RDA") enacted by the Federal Parliament, is binding on the States of Western Australia and generally makes racial discrimination unlawful. Some legal commentators have raised the question of whether, in the case of the grant of a post 1975 mining tenement, if such grant is found to be discriminatory and therefore unlawful under the RDA, the result may be either that the grant of the mining tenement is invalid, or that such grant would give rise to a claim for compensation by the affected Aborigines against the Commonwealth.

The Commonwealth Parliament responded to the Mabo decision by passing the Commonwealth Native Title Act 1993 ("Commonwealth Act") while the Western Australian Parliament passed its own legislation, the Land (Titles and Traditional Usage) Act 1993 ("WA Act") prior to the Commonwealth Act. On 16 March 1995 the High Court found that the WA Act was invalid, which means that Western Australia must now comply with the Commonwealth Act. The Western Australian State Government has since passed the Titles Validation Act 1995, which provides for the validation of tenements granted prior to 1 January 1994. The status of tenements granted pursuant to the now inoperative WA Act during the period 1 January 1994 to 16 March 1995 is less certain, although the State Government has stated that such titles will be deemed valid unless proven invalid and the amendments referred to below go some way towards addressing the issue of validity.

The recent Native Title Amendment Act 1998 ("Amendment Act") provides for certain amendments to the Commonwealth Act. These amendments include the validation of any titles, which may have been invalidly granted over pastoral leases and certain other leasehold interests during the period 1 January 1994 to 23 December 1996. Other significant amendments include a revised threshold test for the acceptance of claims, confirmation of extinguishment of native title by the grant of "exclusive possession" pastoral leases and certain other leasehold interests and provisions intended to deal with overlapping claims.

In the event that native title is established by an indigenous community over an area the subject of Herald's mining tenements, the nature of the native title may be such that consent to mining may be required by that community but is withheld. The issue of what exactly comprises "native title" is unclear, with the High Court recently finding in the Ward Case that native title comprises a "bundle of rights" which will vary from case to case. What the High Court did find in that case was that native title rights do not extend to minerals or petroleum on the basis that any native title to minerals or petroleum, which may have existed was extinguished at the time when minerals were vested in the Crown.

Native title claims (in some cases multiple) have been made over all of Herald's Australian projects. None of the claims have yet been determined by the Federal Court.

Herald has signed an agreement with the Yamatji Marpla Barna Maaja Aboriginal Corporation as agent for the Gnulli Claim Group which enabled the grant of Exploration Licences 08/1014 and 09/1015 (Mooka Project) and exploration activities subject to no interference with the Gnulli Claim Group's community life and protection of areas and sites of significance to them.

INSURANCE OF DIRECTORS AND OFFICERS

During the financial year, Herald Resources Limited paid a premium of $41,616 to insure the Directors and officers of the Company and its controlled entities.

The liabilities insured are costs and expenses that may be incurred in defending civil or criminal proceedings that may be brought against the Directors and officers in their capacity as Directors and officers of entities in the consolidated entity.

Dated at Perth this 28th day of September 2005.

Signed in accordance with a resolution of Directors.

M P WRIGHT
Director

CORPORATE GOVERNANCE STATEMENT

Since the introduction of the ASX Principles of Good Corporate Governance and Best Practice Recommendations ("ASX Guidelines"), Herald Resources Limited ACN 008 672 071 ("Company") has made it a priority to adopt systems of control and accountability as the basis for the administration of corporate governance. Some of these policies and procedures are summarised in this report. Commensurate with the spirit of the ASX Guidelines, the Company has followed each Recommendation where the Board has considered the Recommendation to be an appropriate benchmark for corporate governance practices, taking into account factors such as the size of the Company and the Board, resources available, activities of the Company. Where, after due consideration, the Company's corporate governance practices depart from the Recommendations, the Board has offered disclosure of the nature of, and reason for, the adoption of its own practice.

Further information about the Company's corporate governance practices is set out on the Company's website at www.herald.net.au. In accordance with the recommendations of the ASX, information published on the Company's website includes charters (for the board and its sub-committees), codes of conduct and other policies and procedures relating to the board and its responsibilities.

EXPLANATIONS FOR DEPARTURES FROM BEST PRACTICE RECOMMENDATIONS

During the Company's 2004/2005 financial year ("Reporting Period") the Company has complied with each of the Ten Essential Corporate Governance Principles and the corresponding Best Practice Recommendations as published by the ASX Corporate Governance Council ("ASX Principles and Recommendations")1, other than in relation to the matters specified below.

Principle:	2
Recommendation:	2.1
Notification of Departure:	The majority of directors of the Company are not independent in accordance with the test in box 2.1 ("Independent Test") of the ASX Principles and Recommendations. The Board comprises three directors, two of whom are executives. Only G.J. Hutton is considered independent by the board for the reasons set out below under the heading "Identification of Independent Directors".
Explanation for Departure:	The Company has successfully operated under this three-member board for 22 years and from this experience considers that for the Company's present purposes and activities a three-member board is the most economical structure. The board considers Mr Hutton is able to and does effectively review and challenge the performance of the executive roles carried out by Mr Allen and Mr Wright. The board also ensures each director adheres to his fiduciary duties in respect of conflict of interest and does not participate in any decision which involves a conflict, unless allowed by law.
Principle:	2
Recommendation:	2.2
Notification of Departure:	The Chairperson does not satisfy the Independence Test because he acts in an executive capacity.
Explanation for Departure:	The Chairperson is a founding director of the Company in its present activities in the mining industry and a substantial shareholder since 1983. He was responsible for the turnaround of the Company's focus from industrial to mining. Shareholders have invested in the knowledge of the Company's board structure including the fact the Chairman is not independent. Feedback from shareholders indicates Mr Allen's involvement as Chairman and executive director is accepted and see his involvement in this dual role positively given Mr Allen's track record in building and developing the Company's operations and activities. The board relies on Mr Hutton to review and challenge the executive team comprised of Mr Allen and Mr Wright.
Principle:	2
Recommendation:	2.3
Notification of Departure:	The role of Chairperson and managing director are exercised by the same person.
Explanation for Departure:	See explanation for 2.2 above.
Principle:	4
Recommendation:	4.2, 4.3 & 4.4
Notification of Departure:	There is no audit committee.
Explanation for Departure:	Given the present structure of the board and that the independent director does not have formal financial qualifications there is no audit committee. The board relies on the capabilities of its external auditors to ensure proper audit of financial statements.

[1] A copy of the ASX Principles and Recommendations is set out on the Company's website under the Section entitled "Corporate Governance".

NOMINATION COMMITTEE

The full Board, in its capacity as the Nomination Committee, held one meeting during the Reporting Period. All members attended the meeting.

REMUNERATION COMMITTEE

COMPANY'S REMUNERATION POLICIES

Remuneration of Directors and Executives

Emoluments of Directors and senor executives are set by reference to payments made by other mining and exploration companies of similar size, and by reference to the skills and experience of the Directors and executives. The emoluments are not linked to performance, although the parent entity has an Option Incentive Scheme in which the Directors and executives may participate.

Details of the nature and amount of each element of the emoluments of each Director of Herald Resources Limited and each of the 5 officers of the parent entity and the consolidated entity receiving the highest emoluments are set out in Directors Report and in Note 22 to the Financial Statements.

The full Board, in its capacity as the Remuneration Committee, held one meeting during the Reporting Period. All members attended the meeting, but in accordance with conflict of interest policy vacated the meeting at various times when issues related to their own remuneration were discussed and did not participate in the decisions made in respect of their own positions.

OTHER

SKILLS, EXPERIENCE, EXPERTISE AND TERM OF OFFICE OF EACH DIRECTOR

A profile of each director containing the applicable information is set out in the Directors' Report.

IDENTIFICATION OF INDEPENDENT DIRECTORS

The independent director of the Company is Graeme J Hutton.

Mr Hutton has served on the Board for 22 years with fellow Board member Terrence Allen. Given his long service on the Board Mr Hutton does not fit within paragraph 6 of the Independence Test. Mr Hutton passes all other aspects of the Independence Test.

The Board (in absence of Mr Hutton) considered whether Mr Hutton was independent and concluded that he is capable of, and demonstrates that, he consistently makes decisions and takes actions which are designed to be for the best interest of the Company and further believe he has demonstrated he is not influenced by either Mr Allen or Mr Wright in his decision-making process with respect to issues pertaining to the Company, and has continued to demonstrate his independence by challenging the executive when he deems appropriate in carrying out his duties as a director. The Board therefore considers him to be independent.

STATEMENT CONCERNING AVAILABILITY OF INDEPENDENT PROFESSIONAL ADVICE

If a director considers it necessary to obtain independent professional advice to properly discharge the responsibility of his/her office as a director, then, provided the director first obtains approval for incurring such expense from the chairperson, the Company will pay the reasonable expenses associated with obtaining such advice.

CONFIRMATION WHETHER PERFORMANCE EVALUATION OF THE BOARD AND ITS MEMBERS HAVE TAKEN PLACE AND HOW CONDUCTED

During the Reporting Period an evaluation of the Board and its members was carried out. The evaluation process comprised the directors meeting together and conducting an informal review of their own and each other's performance, as well as reviewing the charters for the nomination and remuneration committees.

EXISTENCE AND TERMS OF ANY SCHEMES FOR RETIREMENT BENEFITS FOR NON-EXECUTIVE DIRECTORS

There are no termination or retirement benefits for non-executive directors.

STATEMENT OF FINANCIAL PERFORMANCE
for the year ended 30 June 2005

	NOTE	CONSOLIDATED ENTITY 2005	CONSOLIDATED ENTITY 2004	PARENT ENTITY 2005	PARENT ENTITY 2004
REVENUES FROM ORDINARY ACTIVITIES	2	**23,579,620**	24,607,668	**656,296**	1,632,444
Cost of goods sold		**(14,539,054)**	(15,477,536)	-	-
Employee benefits expense		**(1,734,484)**	(2,065,041)	**(890,901)**	(903,026)
Interest and other costs of finance		**(211,566)**	(322,739)	**(173,615)**	-
Rehabilitation (cost)/written back		**1,197,200**	(320,215)	**80,000**	-
Exchange gains (losses)		**996,169**	627,410	-	-
Depreciation and amortisation expense		**(2,534,031)**	(3,655,470)	**(57,713)**	(73,134)
Exploration expenditure written off		**(1,282,860)**	(1,095,178)	**(49,016)**	(147,966)
Write-down of investments and loans to subsidiaries and former subsidiaries		-	-	-	-
Loss on de-consolidation of former subsidiaries		**(4,456,724)**	-	-	-
Doubtful debts		**(500,000)**	-	**(500,000)**	-
Administration and other expenses from ordinary activities		**(1,252,028)**	(877,055)	**(784,747)**	(824,770)
Cost of investments sold		**(214,578)**	(35,076)	**(214,578)**	-
Cost of property, plant & equipment sold		**(576,808)**	(61,858)	**(19,136)**	(217)
PROFIT (LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		**(1,529,144)**	1,324,910	**(11,712,667)**	(316,669)
Income tax expense relating to ordinary activities	3	-	-	-	-
PROFIT (LOSS)		**(1,529,144)**	1,324,910	**(11,712,667)**	(316,669)
Profit (loss) attributable to outside equity interests		**(483,530)**	(233,423)	-	-
PROFIT (LOSS) ATTRIBUTABLE TO MEMBERS OF HERALD RESOURCES LIMITED		**(1,045,614)**	1,558,333	**(11,712,667)**	(316,669)
TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS		**($1,045,614)**	$1,558,333	**($11,712,667)**	($316,669)
Basic earnings per share (cents per share)	30	**(1.6)**	2.6		
Diluted earnings per share (cents per share)	30	**(1.5)**	2.6		

Notes to and forming part of the Statement of Financial Performance are attached.

STATEMENT OF FINANCIAL POSITION

as at 30 June 2005

	NOTE	CONSOLIDATED ENTITY		PARENT ENTITY	
		2005	2004	**2005**	2004
CURRENT ASSETS					
Cash		**5,745,474**	5,341,597	**52,274**	40,877
Receivables	4	**2,696,163**	1,232,926	**50,988**	1,355,956
Prepayments	4	**93,083**	53,185	**39,976**	42,049
Inventories	5	**24,292**	1,812,447	**-**	-
Investments	6	**207,903**	289,106	**47,422**	262,000
TOTAL CURRENT ASSETS		**8,766,915**	8,729,261	**190,660**	1,700,882
NON CURRENT ASSETS					
Receivables	7	**1,502,474**	2,020,087	**12,821,042**	11,349,085
Investments	8	**100**	125	**250,503**	8,524,536
Plant, equipment, and vehicles	9	**249,550**	555,324	**161,189**	230,199
Other	10	**13,278,147**	15,220,244	**-**	-
TOTAL NON-CURRENT ASSETS		**15,030,271**	17,795,780	**13,232,734**	20,103,820
TOTAL ASSETS		**23,797,186**	26,525,041	**13,423,394**	21,804,702
CURRENT LIABILITIES					
Payables	11	**796,720**	2,688,353	**202,104**	213,294
Interest bearing liabilities	12	**-**	2,000,000	**-**	-
Provisions	13	**736,620**	621,431	**633,921**	553,140
TOTAL CURRENT LIABILITIES		**1,533,340**	5,309,784	**836,025**	766,434
NON-CURRENT LIABILITIES					
Payables	14	**-**	-	**5,923,417**	8,628,399
Interest bearing liabilities	15	**3,000,000**	-	**3,000,000**	-
Provisions	16	**-**	3,462,368	**-**	80,000
TOTAL NON-CURRENT LIABILITIES		**3,000,000**	3,462,368	**8,923,417**	8,708,399
TOTAL LIABILITIES		**4,533,340**	8,772,152	**9,759,442**	9,474,833
NET ASSETS		**$19,263,846**	$17,752,889	**$3,663,952**	$12,329,869
EQUITY					
Parent entity interest					
Contributed equity	17	**27,335,057**	24,288,307	**27,335,057**	24,288,307
Reserves	18	**-**	1,600,000	**-**	-
Retained profits (accumulated losses)	19	**(8,533,204)**	(9,087,590)	**(23,671,105)**	(11,958,438)
Equity attributable to members of Herald Resources Limited		**18,801,853**	16,800,717	**3,663,952**	12,329,869
Outside equity interest	27	**461,993**	952,172	**-**	-
TOTAL EQUITY		**$19,263,846**	$17,752,889	**$3,663,952**	$12,329,869

Notes to and forming part of the Statement of Financial Position are attached.

STATEMENT OF CASH FLOWS

for the year ended 30 June 2005

	CONSOLIDATED ENTITY		PARENT ENTITY	
	2005	2004	**2005**	2004
CASH FLOWS FROM OPERATING ACTIVITIES				
Gold and other income	**20,080,912**	21,426,774	**381,966**	367,955
Payment to suppliers and employees	**(19,263,802)**	(19,903,649)	**(1,599,308)**	(1,547,243)
Interest received	**216,563**	212,867	**1,692**	2,489
Interest paid	**(206,766)**	(322,739)	**(168,815)**	-
Net cash outflow from operating activities	**826,907**	1,413,253	**(1,384,465)**	(1,176,799)
CASH FLOWS FROM INVESTING ACTIVITIES				
Advances to entities	**(6,644)**	(1,756)	**-**	-
Advances repaid by entities	**13,500**	22,950	**-**	-
Payments for investments	**-**	(200)	**(100)**	(250,200)
Proceeds from sale of investments	**291,284**	327,185	**291,284**	-
Payments for property, plant and equipment	**(155,329)**	(53,182)	**(7,840)**	(17,955)
Proceeds from sale of property, plant and equipment	**1,362,496**	157,904	**1,001,500**	-
Mine development, exploration and evaluation expenditure	**(5,947,876)**	(3,959,615)	**(49,016)**	(147,966)
Net cash outflow from investment activities	**(4,442,569)**	(3,506,714)	**1,235,828**	(416,121)
CASH FLOWS FROM FINANCING ACTIVITIES				
Dividends paid	**(2,202)**	-	**(2,202)**	-
Proceeds from issue of shares	**3,040,714**	8,076,284	**3,046,750**	5,424,400
Proceeds from borrowings	**3,000,000**	-	**3,000,000**	-
Repayments of borrowings	**(2,000,000)**	(3,893,581)	**-**	-
Advances from related entities	**-**	-	**662,590**	496,441
Advances to related entities	**-**	-	**(6,547,104)**	(4,325,216)
Net cash inflow from financing activities	**4,038,512**	4,182,703	**160,034**	1,595,625
NET INCREASE/(DECREASE) IN CASH HELD	**422,850**	2,089,242	**11,397**	2,705
Cash at the beginning of the financial year	**5,341,597**	3,452,221	**40,877**	38,172
Effect of exchange rate differences on cash held in foreign currencies	**(18,973)**	(199,866)	**-**	-
CASH AT THE END OF THE FINANCIAL YEAR	**$5,745,474**	$5,341,597	**$52,274**	$40,877

Notes to and forming part of the Statement of Cash Flows are attached.

STATEMENT OF CASH FLOWS

for the year ended 30 June 2005

	CONSOLIDATED ENTITY		PARENT ENTITY	
	2005	2004	**2005**	2004
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO OPERATING PROFIT (LOSS) AFTER INCOME TAX				
Operating profit (loss) after income tax	**(1,045,614)**	1,558,333	**(11,712,667)**	(316,669)
Non cash flows in profit (loss)				
Capitalised exploration expenditure written-off or provided for	**1,282,860**	1,095,178	**49,016**	147,966
Rehabilitation provision/(written back)	**(2,028,368)**	320,215	**(80,000)**	-
Depreciation, amortisation, & waste removal adjustments	**2,534,031**	3,655,470	**57,713**	73,134
Provision for employee entitlements	**53,946**	95,950	**80,781**	125,665
Provision for close out of call options	**(1,200,000)**	250,000	**-**	-
Loss (profit) on sale of investments	**(91,897)**	(292,394)	**(56,560)**	-
Loss (profit) on sale of property, plant & equipment	**(2,231,343)**	(1,358,046)	**17,636**	(1,261,783)
Provision for doubtful debt	**500,000**	-	**500,000**	-
(Gain) loss on deconsolidation of former subsidiary	**4,456,724**	(7,635)	**9,759,257**	-
Write off of investment and loans to former subsidiary	**-**	-	**-**	-
(Gain) on consolidation of new subsidiary	**-**	(1,471,277)	**-**	-
Minority interests	**(491,644)**	(233,423)	**-**	-
Change in assets and liabilities				
Inventories decrease (increase)	**1,253,483**	(31,846)	**-**	-
Payables and accruals increase (decrease)	**(1,456,426)**	(1,606,919)	**(8,989)**	50,844
Receivables (increase) decrease	**287,324**	67,057	**9,348**	4,044
Exchange (gains) losses	**(996,169)**	(627,410)	**-**	-
Net cash outflow from operating activities	**$826,907**	$1,413,253	**($1,384,465)**	($1,176,799)
Cash represents:				
Bank overdraft	**-**	-	**-**	-
Cash on hand	**900**	500	**500**	500
Cash at bank	**347,647**	251,294	**51,774**	40,377
Cash on deposit	**5,396,927**	5,089,803	**-**	-
	$5,745,474	$5,341,597	**$52,274**	$40,877

Notes to and forming part of the Statement of Cash Flows are attached.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

for the year ended 30 June 2005

1. SUMMARY OF ACCOUNTING POLICIES

Basis of accounting

The general purpose financial report has been prepared in accordance with the historical cost convention except to the extent that certain assets have been revalued as described in the financial statements. The financial report has been prepared on an accrual basis and has also been prepared in accordance with the provisions of the Corporations Act, applicable accounting standards and other mandatory professional reporting requirements in Australia.

Principles of consolidation

The consolidated accounts incorporate the assets and liabilities of all entities controlled by Herald Resources Limited ("parent entity") as at 30 June 2005 and the results of all controlled entities for the year then ended. Herald Resources Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full. Where applicable, outside equity interests in the results and equity of controlled entities are shown separately in the consolidated Statement of Financial Performance and Statement of Financial Position respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated Statement of Financial Performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

Income tax

The consolidated entity follows the policy of tax effect accounting. Under this method the income tax expense for the year is related to operating profit before tax after allowing for permanently non-allowable and non-assessable items. The adoption of this policy may result in the existence of a deferred income tax liability and a future income tax benefit.

The eventual payment of the liability and recoverability of the asset are contingent upon the future profitability of the particular company's operations, continued compliance with the conditions for deductibility imposed by the law and the taxation law itself not changing in a manner which would adversely affect asset recoverability or which would extinguish the liability.

Herald Resources Limited and its wholly owned Australian subsidiaries have formed an income tax consolidated group under the Tax Consolidated Regime. Herald Resources Limited is responsible for recognising the current and deferred tax assets and liabilities for the tax consolidated group. The goup has notified the ATO that it had formed an income tax consolidated group to apply from the year ended 30 June 2004. The tax consolidated group has entered into a tax sharing agreement whereby each company in the group contributes to the income tax payable in proportion to their contribution to the net profit before tax of the tax consolidated group.

Mine buildings, machinery and equipment

The cost of each item of buildings, machinery and equipment is written off over its expected economic life. Each item's economic life has due regard both to its own physical life limitations and to present assessments of economically recoverable resources of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items.

The total net carrying values of mine buildings, machinery and equipment at each mine property are reviewed regularly and, to the extent to which these values exceed their recoverable amounts, that excess is fully provided against in the financial year in which this is determined.

The expected useful lives are as follows:

Plant	5 to 10 years
Office equipment	2 to 5 years
Furniture and fittings	5 to 10 years

Mine properties

Mine properties represent the accumulation of all exploration, evaluation, and development expenditure incurred by or on behalf of the entity in relation to areas of interest in which mining of a mineral resource has commenced.

When further development expenditure is incurred in respect of a mine property after the commencement of production, such expenditure is carried forward as part of the cost of that mine property only when substantial future economic benefits are thereby established, otherwise such expenditure is classified as part of the cost of production.

Amortisation of costs are provided on the unit-of-production method, separate calculations being made where appropriate for each mineral resource. The unit-of-production basis results in an amortisation charge proportional to the depletion of the economically recoverable mineral resources (comprising both measured and indicated mineral resources).

The net carrying value of each mine property is reviewed regularly and, to the extent to which this value exceeds its recoverable amount that excess is fully provided against in the financial year in which this is determined.

Pre-stripping costs (included under mine properties) are amortised over the estimated ore tonnages from the date of commencement of commercial production.

Royalties and other mining imposts

Ad valorem royalties and other mining imposts are accrued and charged against earnings when the liability from production or sale of the mineral crystallises. Profit-based royalties are accrued on a basis which matches the annual royalty expense with the profits on which the royalties are assessed (after allowing for permanent differences).

Valuation of inventories

Raw materials, stores and gold stocks are valued at the lower of cost and net realisable value. Cost is determined on an average basis and comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure.

Employee entitlements

Employee entitlements for annual and long service leave have been accrued or provided for in accordance with the provisions of the particular legislation and accounting standards. That part of the entitlement, which is expected to be utilised within the next twelve months is included in current liabilities.

Exploration, development and joint venture expenditure

Exploration, development and joint venture expenditure carried forward represents an accumulation of net costs incurred in relation to separate areas of interest for which rights of tenure are current and in respect of which:

(i) such costs are expected to be recouped through successful development and exploitation of the area, or alternatively by its sale, or

(ii) exploration and/or evaluation activities in the area have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to the areas are continuing.

Accumulated costs in respect of areas of interest, which are abandoned are written off in the Statement of Financial Performance in the year in which the area is abandoned.

The net carrying value of each property is reviewed regularly and, to the extent to which this value exceeds its recoverable amount that excess is fully provided against in the financial year in which this is determined.

Comparative figures

Where appropriate, prior year figures have been re-classified to correspond with current year figures.

Foreign currency transactions and balances

Foreign currency transactions during the period are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the rates of exchange ruling at year end.

The gains and losses from these conversions of short and long term balances, whether realised or unrealised, are included in operating results. The assets and liabilities of any overseas controlled entity are translated at year-end rates, and operating results are translated at the rates of exchange applicable at the dates of the transaction. Profits and losses arising on translation are written off to the Statement of Financial Performance.

Revenue recognition, hedging and trading

(a) Metal forward sales and option contracts

Metal forward sales relating to the consolidated entity's expected future production are treated as a hedge of its future sales revenues. Accordingly, unrealised gains arising on these contracts are not brought to account until physical delivery of metal against the contracts takes place or the contracts are retired or restructured. Realised gains on metal forward sales and option contracts are brought to account as they occur.

On early termination of a hedge, any gain or loss is deferred if the anticipated purchase or sale of metal is still expected to occur. The gain or loss will be included in the measurement of the purchase or sale at the time the transaction takes place. If a metal hedge is terminated because the anticipated transaction is no longer expected to occur, the deferred gain or loss is recognised in the Statement of Financial Performance at the date of the termination.

Revenue from sold metal call option contracts is brought to account in the period in which it is received, less the marked to market cost to close out those contracts at balance date, which is recorded as a liability.

(b) Spot sales of metal

Revenue from spot sales of metal are recognised upon delivery of metal to the purchaser and risk of loss passes to the buyer.

Cash

For the purposes of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and which are used in the cash management function on a day-to-day basis, net of outstanding bank overdrafts.

Joint Ventures

Unincorporated

The consolidated entity's interest in joint ventures is brought to account by including in their respective categories the amount of:

i) the share of the individual assets employed in the joint ventures;

ii) liabilities incurred in relation to the joint ventures including the share of liabilities for which the consolidated entity is jointly and/or severally liable; and

iii) the share of expenses incurred in relation to the joint ventures.

Incorporated

i) the investment in the share capital of the joint venture company; and

ii) the amount of the carrying value of receivables and/or amounts owing from/to the joint venture company.

Restoration, rehabilitation and environmental expenditure

Restoration, rehabilitation and environmental expenditure to be incurred during the production phase of operations is accrued when the need for such expenditure is established, and then written off as part of the cost of production of the mine property concerned. Significant restoration, rehabilitation and environmental expenditure to be incurred subsequent to the cessation of production at each mine property is accrued, in proportion to production, when its extent can be reasonably estimated.

The consolidated entity has certain obligations for restoration and rehabilitation of mining areas following the completion of production. Such obligations are being accrued in proportion to production and the accrual will be adequate to meet those obligations once production from the mineral resource is completed.

Restoration, rehabilitation, and environmental obligations recognised include the costs of reclamation, plant and waste site closure and subsequent monitoring of the environment. Costs are estimated on the basis of current undiscounted costs, current legal requirements and current technology. Estimated costs are reassessed annually. Changes in estimates of costs relating to producing areas are dealt with prospectively over the remaining mine life.

Investments

Investments in listed and unlisted securities, other than controlled entities in the consolidated accounts, are brought to account at cost, and dividend income is recognised in the Statement of Financial Performance when received.

Maintenance and repairs

Maintenance, repair costs and minor renewals are charged as expenses as incurred.

	CONSOLIDATED ENTITY		PARENT ENTITY	
	2005	2004	**2005**	2004
REVENUES FROM ORDINARY ACTIVITIES				
Operating activities				
Sales and hedging revenues	**19,830,020**	20,803,912	**-**	-
Proceeds on sale of investments	**271,138**	327,045	**271,138**	-
Interest received	**244,450**	209,194	**1,692**	2,489
Other revenues	**382,411**	368,701	**381,966**	367,955
	20,728,019	21,708,852	**654,796**	370,444
Non-operating activities				
Proceeds on disposal of property, plant & equipment	**2,808,150**	1,419,904	**1,500**	1,262,000
Gain on deconsolidation of former subsidiary	**-**	7,635	**-**	-
Gain on consolidation of new subsidiary	**43,451**	1,471,277	**-**	-
	2,851,601	2,898,816	**1,500**	1,262,000
Total revenues from ordinary activities	**$23,579,620**	$24,607,668	**$656,296**	$1,632,444

3. PROFIT (LOSS) FROM ORDINARY ACTIVITIES IS AFTER THE FOLLOWING:

	CONSOLIDATED ENTITY 2005	CONSOLIDATED ENTITY 2004	PARENT ENTITY 2005	PARENT ENTITY 2004
Gains				
Net gain on disposal of non-current assets				
Listed investments	**56,560**	291,969	**56,560**	-
Property, plant & equipment	**1,739,623**	1,358,046	**(17,636)**	1,261,783
Expenses				
Amortisation of mine development expenditure	**2,122,930**	3,212,354	**-**	-
Depreciation of fixed assets	**411,101**	443,116	**57,713**	73,134
Exploration expenditure written-off or provided for	**1,282,860**	1,095,178	**49,016**	147,966
Amounts set aside to provisions/(written back)				
Close out of call options	***(1,200,000)***	*250,000*	**-**	-
Doubtful debts	**500,000**	-	**500,000**	
Employee entitlements	**53,946**	95,950	**80,781**	-
Rehabilitation of mine sites	**(1,197,200)**	320,215	**(80,000)**	-
Bad debts	**1,303**		**1,303**	
Interest & finance charges paid/payable to other persons	**211,566**	322,739	**173,615**	-
Exchange (gains) losses	**(996,169)**	(627,410)	**-**	-
Government royalties	**457,795**	264,425	**-**	-

No tax is payable as the Company and the consolidated entity incurred tax losses for the year.

The future tax benefit not booked is contingent upon the future profitability of the consolidated entity's operations, continued compliance *with the conditions for deductibility imposed by the law, and the taxation law not changing in a manner which would adversely affect asset* recoverability.

Due to the nature of the income tax legislation in relation to mining entities and the uncertainty of income tax rulings pertaining to the industry, there always exists the possibility that income tax provided in the accounts may differ to the tax payable upon preparation of the income tax return and any review by the Australian Taxation Office. Every effort has been made to ensure that the parent and consolidated provision for income tax and income tax expense is materially correct.

	CONSOLIDATED ENTITY		PARENT ENTI	
	2005	2004	**2005**	20
4. RECEIVABLES (CURRENT)				
Loan to controlled entity	**-**	-	**-**	799,287
Other amounts receivable	**2,679,663**	1,222,926	**50,988**	556,669
Security deposits/bonds	**16,500**	10,000	**-**	-
Prepayments	**93,083**	53,185	**39,976**	42,049
	$2,789,246	$1,286,111	**$90,964**	$1,398,005
5. INVENTORIES (CURRENT)				
Raw materials and stores, at cost	**-**	627,850	**-**	-
Work in progress	**-**	516,770	**-**	-
Finished goods	**24,292**	667,827	**-**	-
	$24,292	$1,812,447	**$ -**	$ -
6. INVESTMENTS (CURRENT)				
Tradeable Securities – listed	**$207,903**	$289,106	**$47,422**	$262,000

All tradeable securities have been valued at the lower of cost and net realisable value. See also Note 8.

7. RECEIVABLES (NON-CURRENT)				
Loans to controlled entities	**-**	-	**12,821,042**	12,139,224
Provision for loan write down	**-**	-	**-**	(1,290,139)
Loans to other entities	**1,959,350**	1,972,850	**500,000**	500,000
Provision for loan write down	**(500,000)**		**(500,000)**	
Deposits and bonds	**43,124**	47,237	**-**	-
	$1,502,474	$2,020,087	**$12,821,042**	$11,349,085

The majority of the amounts recoverable from controlled entities are subject to the successful development and exploitation of the projects owned by the controlled entities or alternatively the sale of the parent entity's interest therein at amounts at least equal to book values. At 30 June 2005 the debts due by the controlled entities were amounts due by Goldfan Ltd, Hereos Pty Ltd and Gain & Win (Pte) Ltd.

The bonds are security deposits with the Indonesian Director General of General Mining and are refundable upon the relevant company expending a mutually agreed amount on the exploration work program on the relevant property in Indonesia.

The loans to other entities include $500,000 (fully provided for) advanced to Corona Gold Ltd, a former subsidiary of the parent entity.

	CONSOLIDATED ENTITY		PARENT ENTITY	
	2005	2004	**2005**	2004
8. INVESTMENTS (NON-CURRENT)				
The following investments are valued at cost less write down to fair market values				
Shares in controlled entities - listed	**-**	-	**250,200**	250,200
Shares in controlled entities - unlisted	**-**	-	**203**	8,274,211
Shares and options in other corporations - listed	**-**	-	**-**	-
Provision for diminution in value	**-**	-	**-**	-
	-	-	**250,403**	8,524,411
Non-traded shares in other corporations (not listed)	**100**	125	**100**	125
Provision for diminution in value	**-**	-	**-**	-
	100	125	**100**	125
	$100	$125	**$250,503**	$8,524,536

Non-traded shares in other corporations

Non-traded shares in other corporations have been valued by the Directors at their assessed recoverable amount, being the present value of net cash inflows from expected future dividends and subsequent disposal of the shares. The revaluation was not made in accordance with a policy of regular revaluation. No capital gains tax would be payable if the shares were sold at the reporting date at the recognised amount.

Traded investments – net fair values

(See also Note 6 above)

Some of the above investments and tradeable securities, as indicated, are listed on a stock exchange. The market values of the quoted shares and options, calculated on the official quotation on the stock market of that exchange, as at 30 June 2005, are as follows:

	$306,339	$416,928	**$3,181,797**	$262,000
The sale of the above securities at balance date for the net fair values shown would have given rise to capital gains tax of:				
	$29,531	$38,947	**$865,252**	$ -

9. PLANT, EQUIPMENT, AND VEHICLES				
Property, plant, equipment, and vehicles, at cost	**693,722**	1,622,586	**550,835**	688,515
Less accumulated depreciation	**(444,172)**	(1,067,262)	**(389,646)**	(458,316)
	$249,550	$555,324	**$161,189**	$230,199
Movements in carrying amounts:				
Written down value at beginning of year	**555,324**	1,018,252	**230,199**	285,594
Purchases	**148,226**	53,182	**7,840**	17,955
Sales	**(42,137)**	(61,858)	**(19,137)**	(216)
Depreciation written back	**-**	(11,136)	**-**	-
Depreciation for year	**(411,863)**	(443,116)	**(57,713)**	(73,134)
Written down value at end of year	**$249,550**	$555,324	**$161,189**	$230,199

	CONSOLIDATED ENTITY		PARENT ENTITY	
	2005	2004	**2005**	2004
10. OTHER (NON-CURRENT)				
Exploration and evaluation expenditure in respect of areas of interest still in the exploration and/or evaluation phase (see also Note 29)	**13,278,147**	13,991,671	**-**	-
Less provision for write-down	**-**	(863,036)	**-**	-
	13,278,147	13,128,635	**-**	-
Costs in respect of an area of interest in which production has commenced (mine properties)		6,173,915		-
Less accumulated amortisation	**-**	(4,082,306)	**-**	-
	-	2,091,609	**-**	-
	$13,278,147	$15,220,244	**$ -**	$ -

Recoverability of the parent entity's and consolidated entity's interests in property, plant, equipment, and vehicles and capitalised exploration and development expenditure is subject to the successful development and exploitation of the projects owned by the consolidated entity and/or sale of the parent entity's and consolidated entity's interests therein at amounts at least equal to book values.

	CONSOLIDATED 2005	CONSOLIDATED 2004	PARENT 2005	PARENT 2004
11. PAYABLES (CURRENT)				
Trade creditors	**504,023**	2,502,126	**6,136**	41,914
Other creditors and accruals	**292,697**	186,223	**195,968**	171,380
	$796,720	$2,688,349	**$202,104**	$213,294
12. INTEREST BEARING LIABILITIES				
Bank loan (secured)	**-**	2,000,000	**-**	-
	$ -	$2,000,000	**$ -**	$ -
13. PROVISIONS (CURRENT)				
Employee entitlements	**$736,620**	$621,431	**$633,921**	$553,140

Number of employees at 30 June 2005 (excluding those of the Coolgardie Joint Venture) was 14.

	CONSOLIDATED 2005	CONSOLIDATED 2004	PARENT 2005	PARENT 2004
14. PAYABLES (NON-CURRENT)				
Loan from related company	**$ -**	$ -	**$5,923,417**	$8,628,399
15. INTEREST BEARING LIABILITIES (NON-CURRENT)				
Bank loan (secured)	**$3,000,000**	$ -	**$3,000,000**	$ -

The Bank loan above is secured by a fixed and floating charge over the assets and undertakings of Herald Resources Ltd and Goldfan Ltd.

	CONSOLIDATED 2005	CONSOLIDATED 2004	PARENT 2005	PARENT 2004
16. PROVISIONS (NON-CURRENT)				
Rehabilitation of mine sites	**-**	2,262,368	**-**	80,000
Close out of sold call options	**-**	1,200,000	**-**	-
	$ -	$3,462,368	**$ -**	$80,000

	CONSOLIDATED ENTITY		PARENT ENTITY	
	2005	2004	**2005**	2004
17. CONTRIBUTED EQUITY				
Issued and paid up capital				
66,308,497 ordinary fully paid shares (2004: 62,603,497)	**$27,335,057**	$24,288,307	**$27,335,057**	$24,288,307

Movement in issued capital

Number of Shares	Description
62,603,497	Opening Balance
3,500,000	Placement at $0.85
205,000	Option exercises at $0.35
66,308,497	

Options

The parent entity had share options outstanding at 30 June 2005 as follows:

230,000 options to subscribe for ordinary fully-paid shares at $0.27 on or before 23 January 2007. (See also Note 33)

3,225,806 options to subscribe for ordinary fully-paid shares at $0.92 on or before 9 August 2007. (See also Note 33)

18. RESERVES				
Asset revaluation	**$ -**	$1,600,000	**$ -**	$ -
Movement in reserves				
Reserves at the beginning of the year	**1,600,000**	-	**-**	-
Transfer to retained profits (accumulated losses)	**(1,600,000)**	-	**-**	-
Reserves at the end of the year	**$ -**	$1,600,000	**$ -**	$ -

19. RETAINED PROFITS (ACCUMULATED LOSSES)				
Retained profits (accumulated losses) at the beginning of the year	**(9,087,590)**	(10,645,926)	**(11,958,438)**	(11,641,769)
Net profit (loss) attributable to members of the parent entity	**(1,045,614)**	1,558,336	**(11,712,667)**	(316,669)
Transfer from reserves	**1,600,000**	-	**-**	-
Retained profits (accumulated losses) at the end of the year	**($8,533,204)**	($9,087,590)	**($23,671,105)**	($11,958,438)

20. CONTINGENT LIABILITIES

Secured

(i) The parent entity and its controlled entities have entered into guarantees, contracts, maintenance bonds, and warranties in the normal course of business.

(ii) The parent entity and its controlled entities, may have forward sales, option contracts and other derivatives from time to time.

Where such contracts are entered into, they are subject to change from time to time, or through delivery, however to the extent that the Company is unable to meet or defer those deliveries, then there exists an unlimited contingent liability where adverse price changes occur prior to delivery. There were no such positions at 30 June 2005.

Unsecured

(i) The parent entity is a party to one consultancy agreement and two employment contracts. The maximum contingent liability of the parent entity that may arise from the termination of these agreements is:

Consolidated and parent	- within 1 year	$516,171
	- within 1-2 years	$516,171
	- within 2-5 years	$516,171

(ii) Exploration and Capital Commitments.

The parent entity and its controlled entities have entered into certain obligations to perform minimum exploration work on leases held. These obligations may vary from time to time in accordance with contracts signed. Statutory Tenement rentals and statutory minimum expenditure obligations (which may be varied or deferred on application) for 2005/2006 total $187,900.

Exploration

At 30 June 2005, planned exploration and development commitments were as follows:

	Consolidated Entity	Parent Entity
	$	$
Within 1 year	1,000,000	100,000
Within 1-2 years	1,000,000	100,000
Within 2-5 years	3,000,000	300,000

These amounts are subject to alteration depending on results obtained.

The above commitments also include minimum obligations, which as noted, can be varied or deferred, and do not include the costs of developing the Dairi Project, which have been estimated at US$118M.

Capital

Capital commitments at 30 June 2005 were Nil. (2004: Nil)

(iv) Native Title

At the date of this report, claims had been lodged in relation to tenements held by the consolidated entity. The effect (if any) that these claims will have, or which future claims will have on the consolidated entity's tenements is not yet known (refer also to Directors' Report).

21. DETAILS OF CONTROLLED ENTITIES

Name	Country of Incorporation	Book value of investment		Percentage of shares held	
		2005 $	2004 $	**2005 %**	2004 %
Goldfan Limited	Australia	**100**	100	**100**	100
Herald Operations Pty Ltd	Australia	**200**	200	**100**	100
Herald Finance Pty Ltd	Australia	**2**	2	**100**	100
Hereos Pty Ltd	Australia	**1**	-	**100**	100
Jaguar Minerals Ltd	Australia	**250,200**	250,200	**59.6**	59.6
International Annax Ventures Inc (IAX) and its subsidiaries	Canada	**-**	8,253,988	**-**	100
Lexus Mining Corp	British Virgin Islands (BVI)	**-**	-	**-**	100
Gain & Win Ltd	BVI	**-**	-	**-**	100
PT Dairi Prima Mineral	Indonesia	**-**	-	**80**	80
PT Herald Mining Services	Indonesia	**-**	-	**100**	100
Gain & Win (Pte) Ltd	Singapore	**100**	-	**100**	-

22. REMUNERATION DISCLOSURES

Specified Directors of Herald Resources Limited

Name	Base Salary or M/fee $	* Motor Vehicle $	Directors Fees $	Superannuation $	Directors & Officers Insurance $	* Loan Interest $	Other $	Total $
T M Allen Chairman/CEO	198,200	52,211	15,000	35,538	5,202	62,937	-	369,088
M P Wright Executive Director	50,000	17,448	10,000	40,900	5,202	18,585	90,000	232,135
G J Hutton Non executive Director	-	-	15,000	1,350	5,202	-	-	21,552

* Non cash - deemed calculation only

Specified Executives of Herald Resources Limited and the consolidated entity

Name	Base Salary $	* Motor Vehicle $	Superannuation $	Directors & Officers Insurance $	* Loan Interest $	Total $
T W Middleton Mgr International Expl	133,784	12,010	34,921	5,202	9,450	195,367
I N Bruce Project Geologist	136,325	-	-	5,202	4,725	146,252
B L Kirkpatrick Mgr Aust. Expl	78,428	-	40,630	5,202	1,953	126,213
V J Roberts Mgr Tenements & Environment	88,150	19,379	7,934	5,202	2,048	122,712
R K Brookes Mgr Accounts & Admin	88,150	7,370	7,934	5,202	1,953	110,609

* Non cash - deemed calculation only

23. SEGMENT INFORMATION

The consolidated entity's operations comprised the production and sale of gold, exploration, and evaluation, of gold and base metals prospects and associated investments predominantly within Australia and South East Asia.

2005 Geographic Segments	Australia	South East Asia	Intersegment Eliminations	Consolidated
Sales to customers outside the consolidated entity	20,728,019	-	-	20,728,019
Other revenue	2,851,601	-	-	2,851,601
Unallocated other revenue	-	-	-	-
	23,579,620	-	-	23,579,620
Segment results	(2,077,120)	1,031,507	-	(1,045,614)
Segment assets	10,054,361	13,742,825	-	23,797,186
Unallocated assets				-
Total assets				$23,797,186
Other Segment Information (2005)				
Acquisition of property, plant and equipment	106,089	-	-	106,089
Capitalised exploration and development expenditure	1,282,860	180,833	-	1,463,693
Depreciation	(411,101)	(762)	-	(411,863)
Amortisation	(2,122,930)	-	-	(2,122,930)
Exploration written off	(1,282,860)	-	-	(1,282,860)
	(2,427,942)	180,071	-	(2,247,871)
2004 Geographic Segments				
Sales to customers outside the consolidated entity	21,708,852	-	-	21,708,852
Other revenue	2,898,816	-	-	2,898,816
Unallocated other revenue	-	-	-	-
	24,607,668	-	-	24,607,668
Segment results	1,989,393	(431,060)	-	1,558,333
Segment assets	13,245,421	13,279,620	-	26,525,041
Unallocated assets				-
Total assets				$26,525,041

The South East Asian operations are carried out predominantly in Indonesia.

	CONSOLIDATED ENTITY		PARENT ENTITY	
	2005	2004	**2005**	2004
24. REMUNERATION OF AUDITORS				
The following total remuneration was received by				
• The auditors of the parent entity in respect of:				
Auditing or reviewing the Financial Report	**21,000**	31,750	**15,000**	20,000
Other services	**11,500**	7,800	**5,000**	4,400
• Other auditors of overseas subsidiaries				
Auditing or reviewing the Financial Report	**20,000**	16,900	-	-

25. RELATED PARTY TRANSACTIONS

(a) Fees of $78,000 were paid to a company controlled by Mr MP Wright for the provision of consultancy services pursuant to an ongoing consultancy agreement.

(b) The amount owing by Goldfan Ltd to Herald Resources Ltd at 30 June 2005 was $2,551,370 (non current).

The amount owing by Herald Resources Ltd to Herald Finance Pty Ltd at 30 June 2005 was $5,923,417 (non current).

The amount owing by Herald Operations Pty Ltd to Goldfan Ltd at 30 June 2005 was $4,910,642 (non current).

The amount owing by Herald Finance Pty Ltd to Herald Operations Pty Ltd at 30 June 2005 was $2,936,751 (non current).

The amount owing by Herald Finance Pty Ltd to Goldfan Ltd at 30 June 2005 was $4,536,240 (non current).

The amount owing by Hereos Pty Ltd to Herald Resources Ltd at 30 June 2005 was $1,461,139 (non current).

The amount owing by Gain & Win (Pte) Ltd to Herald Resources Ltd at 30 June 2005 was $8,808,533 (non current).

(c) The parent entity has entered into employment contracts with Mr TM Allen and Mr MP Wright providing annual remuneration to a value of $291,573 and $224,600 respectively.

(d) The parent entity has taken out Directors and Officers liability insurance at a cost of $41,614.

(e) Directors and Director-related entities held, directly, indirectly or beneficially as at the reporting date, the following equity interests in members of the consolidated entity

	2005 No.	2004 No.
Herald Resources Limited		
Ordinary shares	**16,236,714**	16,186,714
Options over ordinary shares	**65,000**	160,000
Jaguar Minerals Ltd		
Ordinary shares	**2,529,000**	2,400,000
Options over ordinary shares	**1,601,000**	1,200,000

(f) The amounts owing to Hereos Pty Ltd by Directors and Specified executives were as follows: T M Allen $899,100, M P Wright $265,500, T W Middleton $135,000, I N Bruce $67,500, B L Kirkpatrick $27,900, V J Roberts $29,250, R K Brookes $27,900.

26. SUPERANNUATION

The parent entity sponsors, on behalf of award employees, an occupational superannuation plan. The contributions are based on 9% of the employees' award rate and originally stemmed from the National Wage Decision on 10 March 1987.

	CONSOLIDATED ENTITY	
	2005	2004
27. OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES		
Contributed equity	**1,204,191**	1,185,595
Reserves	**-**	-
Accumulated losses	**(742,198)**	(233,423)
	$461,993	$952,172

	CONSOLIDATED ENTITY		PARENT ENTITY	
	2005	2004	**2005**	2004
28. RENTAL COMMITMENTS				
Outstanding rental commitments for premises at 30 June 2005 were as follows:				
Due within 12 months	**23,416**	140,495	**23,416**	140,495
Due 1-2 years	**-**	23,416	**-**	23,416
Due after 2 years	**-**	-	**-**	-
	$23,416	$163,911	**$23,416**	$163,911

29. INTEREST IN JOINT VENTURES (SEE ALSO NOTE 10)

The consolidated entity has interests in joint ventures as follows:

Joint Venture	**Principal Activities**	**Percentage Interest**		**Consolidated Expenditure capitalised at 30/06/05**
		2005	2004	
Unincorporated				
Crater Joint Venture	Gold	20% free-carried	20% free-carried	-
Montague Joint Venture	Gold	15% free-carried	15% free carried	-
Dairi Joint Venture	Zinc/Lead/Silver	80%	80%	13,278,147
				$13,278,147

Coolgardie Joint Venture

Controlled enitity Goldfan Ltd's 50% share of the assets and liabilities of this Joint Venture were:

	2005	2004
Mine development & exploration expenditure	**-**	2,250,428
Plant refurbishment costs	**-**	258,461
Stores	**-**	627,850
Gold stocks	**24,292**	516,769
Cash at bank	**189,016**	180,658
Debtors	**17,364**	266,838
Prepayments	**44,528**	11,137
Provisions	**(41,456)**	(496,130)
Creditors	**(213,398)**	(1,763,174)
	($20,346)	$1,852,837

	CONSOLIDATED ENTITY & PARENT ENTITY	
	2005	2004
30. EARNINGS PER SHARE		
Weighted average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share	**64,538,031**	59,597,333

31. FINANCIAL INSTRUMENTS

(a) Gold price protection

The wholly owned entity Goldfan Ltd had no outstanding positions at the end of the official financial year (2004: gold forward sales 16,405, sold gold call options 35,000 ozs).

(b) Net fair value of financial assets and liabilities

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximates their carrying value.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

The average interest rate received by the Herald group on funds on deposit for the year was 5.5%.

(c) Interest rate risk exposures

The consolidated entity had no exposure to interest rate risk, other than:

- to the extent of the rate of interest received on cash deposits;

- to the extent of floating bank bill interest rates paid on bank borrowings.

32. POST BALANCE DATE EVENTS.

Since the end of the financial year:

(1) Austminex Ltd/Matador Exploration Inc paid the sum of $2,124,210 as final settlement for the purchase of the Company's 50% interest in the Coolgardie Gold Project. This amount has been included in Receivables (current) as at 30 June 2005.

33. OPTIONS ISSUED TO DIRECTORS, EMPLOYEES AND CONSULTANTS, AND LOAN SCHEME (SEE ALSO NOTE 17)

At the date of this report there were 3,455,806 options outstanding:

(1) 230,000 had been issued to Directors, employees and consultants of the Company.

The principal terms and conditions of these options are as follows:

- expiry 23 January 2007
- exercisable into 1 ordinary share per option;
- exercise price $0.29;
- options not listed, but transferable;

(2) 3,225,806 options issued to Macquarie Bank as part of a $3M finance facility

The principal terms and conditions of these options are as follows:

- expiry 9 August 2007
- exercisable into 1 ordinary share per option;
- exercise price $0.93;
- options not listed, but transferable;

34. DIRECTORS' & SPECIFIED EXECUTIVES' HOLDINGS

(a) **Number of Shares held by Specified Directors & Specified Executives**

Directors	**Balance 30 June 04**	**Received as Remuneration**	**Options Excercised**	**Net Change Other**	**Balance 30 June 05**
T M Allen	15,086,714	-	-	-	15,086,714
G J Hutton	100,000	-	-	-	100,000
M P Wright	1,000,000	-	95,000	(45,000)	1,050,000
	16,186,714	-	95,000	(45,000)	16,236,714
Specified Executives					
T W Middleton	321,250	-	50,000	(20,000)	351,250
I N Bruce	150,000	-	-	-	150,000
B L Kirkpatrick	70,000	-	-	-	70,000
V J Roberts	75,000	-	-	-	75,000
R K Brookes	70,000	-	-	-	70,000
	686,250	-	50,000	(20,000)	716,250

(b) **Number of Options held by Specified Directors & Specified Executives**

Directors	**Balance 30 June 04**	**Received as Remuneration**	**Options Excercised**	**Net Change Other**	**Balance 30 June 05**
T M Allen	-	-	-	-	-
G J Hutton	-	-	-	-	-
M P Wright	160,000	-	(95,000)	-	65,000
	160,000	-	(95,000)	-	65,000
Specified Executives					
T W Middleton	115,000	-	(50,000)	-	65,000
I N Bruce	-	-	-	-	-
B L Kirkpatrick	-	-	-	-	-
V J Roberts	-	-	-	-	-
R K Brookes	-	-	-	-	-
	115,000	-	(50,000)	-	65,000

35. IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS

The Australian Accounting Standards Board is adopting the Standards of the International Accounting Standards Board for application to reporting periods beginning on or after 1 January 2005. Pending Accounting standard AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards' prescribes transitional provision for first-time adopters.

AASB 1047 'Disclosing the Impacts of Adopting Australian Equivalents to International Financial Reporting Standards' requires financial reports to disclose information about the impacts of any changes in accounting policies in the transition period leading up to the adoption date and will apply for June 2005 reporting.

The Company has allocated internal resources and in conjunction with its auditors is assessing those accounting policies and key areas that are likely to be impacted by the transition to International Financial Reporting Standards (IFRS). As the company has a 30 June year end, priority has been given to the consideration of the impact of the Australian equivalents to the IFRS and the preparation of a balance sheet in accordance with those Australian equivalent standards as at 30 June 2005. This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when the company prepares its first fully IFRS compliant report for the year ended 30 June 2006. As required by AASB 1047, the key accounting policies which will change and may have an impact on the financial report of the company are set out below.

Exploration and evaluation expenditure

In terms of the Standards issued by the International Accounting Standards Board (IASB) and the Australian Accounting Standards Board (AASB) on exploration and evaluation expenditure, entities are permitted to continue their previous accounting policies but all exploration and evaluation expenditure would be subject to an annual impairment test. Under the impairment test, exploration and evaluation expenditure would be carried at recoverable value which will be determined at the higher of fair value less costs to sell, and value in use. The likely impact is that exploration and evaluation expenditure will not meet the recoverable value test and will need to be written off in the year incurred.

Goodwill

Under the Australian equivalents to IFRS 3 "Business Combinations" and IFRS 28 "Accounting for Investments in Associates", goodwill acquired on a business combination or in acquiring an investment in an associate company will no longer be able to be amortised, but instead will be subject to annual impairment testing. Under the new policy, amortisation will no longer be charged and if there is any impairment, it will be recognized immediately through the statement of financial performance.

Taxation

Under the Australian equivalent to IAS 12 "Income Taxes", a balance sheet approach will be adopted for calculating taxation, replacing the "statement of financial performance approach". This method recognizes deferred tax balances for all temporary differences arising between the carrying value of an asset or liability and its tax base. Whilst there will be enhanced disclosure of the composition of the deferred tax assets and liabilities it is not expected that there will be any significant impact in terms of the statement of financial position or performance.

Financial Instruments

Under AASB 139 "Financial Instruments: Recognition and Measurement" financial instruments will be required to be classified into five categories and to be measured based on the nature of the classification. The five categories and basis of measurement are:

- Financial asset or financial liability measured at fair value through the statement of financial performance
- Held to maturity investments measured at amortised cost, subject to impairment
- Loans and receivables measured at amortised cost, subject to impairment
- Available for sale assets measured at fair value with changes in fair value measured directly in equity
- Financial liability measured at amortised cost

This will result in a change in the current accounting policy that does not classify financial instruments.

Share based payments

The group currently does not recognize an expense for options issued to directors and staff. Under AASB 2 "Share Based Payments", the company will be required to recognize an expense for all share based remuneration, including options, and will amortise those expenses over the relevant vesting periods.

Intangible assets

Under the Australian equivalent to IAS 38 "Intangible Assets", intangibles acquired in a business combination and which have finite useful lives must be amortised over their useful lives. Internally generated goodwill, brands, costs related to research activities and items similar in substance may not be recognized as assets. All expenditure on research must be expensed when it is incurred. This will result in a change in the company's current accounting policy which allows for the capitalisation of costs incurred in the research phase of an internally generated intangible asset where future benefits are expected beyond a reasonable doubt. The derecognition of intangibles that do not qualify for recognition could impact significantly on the company's equity.

Impairment of Assets

Under the Australian equivalent to IAS 36 "Impairment of Assets" the recoverable amount of an asset is determined as the higher of net selling price and value in use. This will result in the company's current accounting policy which determines recoverable amount of an asset on the basis of discounted (undiscounted) cashflows. Under the new policy it is likely that the impairment of assets will be recognized sooner and the amount of write downs will be greater.

Set out below is our best estimate of the quantative impact of the changes on total equity as at the date of transition and 30 June 2005 and on net profit/loss for the year ended 30 June 2005. The figures disclosed are managements best estimates of the quantative impact of the changes as at the date of preparing the 30 June 2005 financial report.

The actual effects of transition to the Australian Equivalents of IFRS ("AIFRS") may differ from the estimates disclosed due to (a) on-going work being undertaken by the IFRS project team (b) potential amendments to AIFRS and interpretations thereof being issued by the standard setters and IFRIC; and (c) emerging accepted practice in the interpretation and application of AIFRS and UIG interpretations.

	CONSOLIDATED ENTITY		PARENT ENTITY	
	2005	2004	**2005**	2004
(a) Reconciliation of equity as presented under AGAAP to that under AIFRS				
Total Equity under AGAAP	**19,263,846**	17,752,889	**3,663,952**	12,329,869
Adjustments to retained Earnings (net of tax)				
Increment in fair value of tradeable Investments	**309,339**	128,922	**3,149,800**	-
Impairment of assets	**-**	-		-
Recognition of share based				
Payments	**-**	-	**-**	
Adjustments to other reserves (net of tax)	**-**	-	**-**	-
Total Equity under AIFRS	**$19,573,185**	$17,881,811	**$6,813,752**	$12,329,869

	CONSOLIDATED ENTITY		PARENT ENTITY	
	2005	2004	**2005**	2004
(b) Reconciliation of net result under AGAAP to that under AIFRS				
Net profit (loss) as reported Under AGAAP	**(1,045,614)**	1,558,333	**(11,712,667)**	(316,669
Increment in fair values of tradeable investments	**101,436**	127,822	**3,149,800**	-
Share based payment expense	**-**	-	**-**	-
Impairment of assets	**-**	-	-	-
Net profit (loss) under AIFRS	**($944,178)**	$1,686,155	**($8,562,867)**	($316,669)

As the consolidated group has tax losses estimated at $11,000,000 at 30 June 2005 and $14,500,000 as at 30 June 2004, the consolidated group and the parent entity have not bought to account the benefit of the tax losses. The balance sheet liability method is used to calculate tax liability, future income tax benefits (FITB) and deferred tax liabilities (DITL) as noted above. However the likelihood of recovering the FITB and paying the DITL is remote and therefore no FITB and DITL have been bought to account in accordance under the AIFRS (and AGAAP) on taxation. The tax effect of the increment in the fair value of tradeable securities creates a DITL of $30,430 (2004 $38,346), however the DITL has not been booked for the reason stated. The estimated consolidated tax group FITB as at 30 June 2005 is $ 4,350,000 (2004, $5,595,000 and the DITL is $30,430 (2004, $38,346).

(c) Restated AIFRS Statement of Cash Flows for the year ended 30 June 2005

No material impacts are expected to the cash flow statements presented under AGAAP on adoption of AIFRS.

(d) Other impacts

The parent entity has loans to subsidiaries that are interest fee with no fixed terms for repayment. Under AIFRS such loans will be disclosed as investments (along with investments in subsidiaries) on the face of the Statement of Financial Position (Balance Sheet).

DIRECTORS' DECLARATION

The Directors of the Company declare that:

(1) the financial statement and notes, as set out on pages 32 to 52, are in accordance with Corporations Act 2001 and:

  (a) comply with Accounting Standards and the Corporations Regulations 2001; and

  (b) give true and fair view of the financial position as at 30 June 2005 and of the performer the year ended on that date of the company and economic entity;

(2) the Chief Executive Office and Chief Finance Office have each declared that:

  (a) the financial records of the company for the financial year have been properly maintained in accordance with section 286 of the Corporations Act 2001;

  (b) the financial statements and notes for the financial year comply with the Accounting Standards; and

  (c) the financial statements and notes for the financial year give true and fair view.

(3) in the Directors' opinion there are reasonable grounds to believe that the company will be able to to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

M P WRIGHT
Director

28th September 2005

AUDITORS' INDEPENDENCE LETTER

STANTON PARTNERS

1 Havelock Street West Perth 6005 Western Australia
Telephone: (08) 9481 3188 Facsimile: (08) 9321 1204
E-mail: australia@stanton.com.au

28 September 2005

Board of Directors
Herald Resources Limited
Level 3, 50 Colin Street
WEST PERTH WA 6151

Dear Directors

RE: HERALD RESOURCES LIMITED

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Herald Resources Limited.

As Audit Partner for the audit of the financial statements of Herald Resources Limited for the year ended 30 June 2005, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii) any applicable code of professional conduct in relation to the audit.

Yours sincerely

STANTON PARTNERS

JOHN VAN DIEREN
Partner

STANTON PARTNERS

1 Havelock Street West Perth 6005 Western Australia
Telephone: (08) 9481 3188 Facsimile: (08) 9321 1204
E-mail: australia@stanton.com.au

AUDIT REPORT

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF HERALD RESOURCES LIMITED

SCOPE

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash-flows, accompanying notes to the financial statements, and the directors' declaration for Herald Resources Limited (the Company) and the consolidated entity for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during the year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

INDEPENDENCE

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

AUDIT OPINION

In our opinion, the financial report of Herald Resources Limited is in accordance with:

a) the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2005 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

STANTON PARTNERS

Stanton Partners
J Van Dieren

JOHN VAN DIEREN
Partner

Perth, Western Australia
28 September 2005

INFORMATION RELATING TO SHAREHOLDERS

as at 28 September 2005

1.	**Number of shareholders**		1,562
2.	**Percentage of total holdings held by or on behalf of twenty largest shareholders**		73.61%
3.	**Distribution of shareholders:**	1 - 1,000 shares	213
		1,001 - 5,000 shares	698
		5,001 - 10,000 shares	248
		10,001 - 100,000 shares	364
		100,001 shares and over	39
			1,562
	Holding less than a marketable parcel		161

4. **Substantial shareholder:**

TM & EA Allen & Associates (ordinary fully paid shares)	15,086,714
Macquarie Bank Limited	6,000,000

5. **Voting rights**

On a show of hands, one vote for every registered shareholder.

On a poll, one vote for each share held by the registered shareholder.

6. **Directors' interests in equity securities**

	Shares	Options
TM Allen	15,086,714	-
MP Wright	1,050,000	65,000
GJ Hutton	100,000	-

7. **Other**

The Company does not have an audit committee in existence.

The tax franking account of the consolidated entity stood at $636,609

The Company is not taxed as a private company.

8. **20 largest shareholders**

ANZ Nominees Limited	8,033,459
National Nominees Limited	7,872,224
Macquarie Bank Limited	6,000,000
Lental Pty Ltd	5,125,000
Westpac Custodian Nominees Ltd	4,730,927
Allen, Terrence & Elizabeth	4,622,750
Hereos Pty Ltd	3,465,000
Weybridge Pty Ltd	1,921,301
Elise Nominees Pty Ltd	1,561,585
Maji Investments Pty Ltd	864,500
Australian Investments Pty	832,475
Allen, TM & EA (TM Allen Family Account)	645,163
Nefco Nominees Pty Ltd	566,628
Allen, Terrence Michael	512,500
Hernstadt, William Henry	400,000
Schroder, Wilhelm	397,270
Citicorp Nominees Pty Ltd	332,710
Vector Nominees Pty Ltd	319,966
Merrill Lynch (Australia)	305,331
Drysdale, Robina	304,625
	48,813,414

9. The name of the company secretary is Michael P Wright.

10. Registers of securities are held at 1/770 Canning Hwy, Applecross WA 6153 and Level 3/50 Colin Street, West Perth WA 6005.

11. Stock Exchange Listing has been granted for all of the ordinary shares of the Company on all member exchanges of the Australian Stock Exchange Limited.

12. The registered office is maintained at Level 3/50 Colin Street, West Perth WA 6005.

SCHEDULE OF MINING TENEMENTS

as at 28 September 2005

Project and Tenement		Current Interest (or Right to Acquire)
REGIONAL EXPLORATION		
Crater		
E57/334	{=M57/447, M57/488-489 (appn)}	20%
E57/335	{=M57/448- M57/449, M57/490-491 (appn)}	20%
Mooka		
E09/1014		100%
E09/1015		100%

LEGEND

M = Mining Lease
E = Exploration Licence
G = General Purpose Lease
appn = Application

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